Form 10-K405, Exhibit 13
period 1997-12-31
ZEMEX CORP
filed 1998-03-31
CIK 75644

                                                                      Exhibit 13


                               ZEMEX CORPORATION
                               1997 ANNUAL REPORT


Page 1


                              FINANCIAL HIGHLIGHTS


Years ended December 31       1997         1996         1995
                           -----------  -----------  ------------
SUMMARY OF OPERATIONS
Net Sales                  $97,226,000  $86,420,000   $85,056,000
Earnings Before Interest,
 Tax, Depreciation
   & Amortization           15,877,000    7,305,000    12,111,000
Net Income                   5,793,000    2,612,000     8,418,000
Capital Expenditures        16,584,000   16,426,000    15,451,000
                           -----------  -----------  ------------
FINANCIAL POSITION
Working Capital            $18,975,000  $18,688,000   $19,709,000
Shareholders' Equity        76,535,000   70,997,000    70,900,000
                           -----------  -----------   -----------
PER COMMON SHARE
Net Income - Basic               $0.72        $0.33         $1.07
Net Income - Diluted              0.70         0.32          1.03
Earnings Before Interest,
 Tax, Depreciation
   & Amortization                 1.96         0.92          1.54
Shareholders' Equity              9.04         8.59          8.49
                            ----------  -----------   -----------
COMMON SHARES
Average Common Shares
 Outstanding                 8,097,642     7,937,379    7,843,992
Common Shares Issued and
 Outstanding at Year End     8,463,491     8,269,099    8,355,722
                            ----------  ------------  -----------

Note: all dollar amounts shown herein are in U.S. dollars



                               TABLE OF CONTENTS

                 To Our Shareholders                    2
                 Industrial Minerals                    6
                 Metal Powders                         10
                 Alumitech                             14
                 Management's Discussion and Analysis  19
                 Independent Auditors' Report          27
                 Management's Report                   28
                 Audit Committee Report                28
                 Financial Statements                  29
                 Notes to Financial Statements         33
                 Selected Financial Data               51

PAGE 2
-------------------------------------------------------------------------------
                              TO OUR SHAREHOLDERS
-------------------------------------------------------------------------------

The year 1997 was a good year for Zemex; not only did the Corporation return to accelerated levels of profitability but, equally important, we accomplished the task of strategically positioning each of our operating divisions for the future.

Additionally, we refined our focus to be a quality supplier of first line products to the North American industrial base. During the year, we improved the efficiencies of our production units and expect that further gains will be evident in 1998 and beyond. We continue to make solid progress in the area of research and development to ensure that our products and processes keep us at the forefront of the markets we serve. We believe that the implementation of process innovations and the introduction of new products should make significant contributions to the future profitability of the Corporation.

INDUSTRIAL MINERALS

Overall, the industrial minerals group had a solid year. The continued improvement of this group was due in large part to the strategic initiatives put in place as part of the 1996 reorganization, namely combining the feldspar, talc and mica operations into one division, and restructuring and augmenting the management and marketing teams. We believe that this reorganization, when combined with our new marketing approach that focuses on market segments rather than product lines, will successfully take the minerals group into the new millennium.

Our mica operations closed off 1997 with a very strong year, successfully maintaining their margins in spite of price pressures in the marketplace. This was accomplished by the implementation of a well laid out plan for efficiency improvements, both in the mining area and in the processing facility. The results of this plan have been exceptional.

At our Spruce Pine feldspar operation, the additional capacity, which was installed over the past few years, has aided in meeting increased market demand. At the same time, the efficiency of that operation has improved considerably, although not yet to the degree anticipated.

Our Monticello, Georgia plant saw significant volume growth in potassium feldspar due to a concerted sales effort initiated two years ago and a revised approach to this market. The Georgia group also made great strides to reduce production costs and, as a result, had a very successful year. Additionally, sales of clay from our operation in Edgar, Florida also increased; this increase, when combined with a reduction of costs, served to improve the Florida plant's overall contribution margin.

Over the past three years, the industrial minerals group has directed considerable time and resources to improving the performance of its talc operations and is now starting to see the benefits. Our Benwood, West Virginia operations improved substantially in 1997, particularly towards the end of the year, due in large part to the acceptance of its recently introduced ultra-fine talc products.

To further accelerate the growth of our talc business, in March 1998, our industrial minerals group entered into a joint venture with Industria Mineraria Fabi S.r.l. ("Fabi"), a leading talc supplier based in Milan, Italy. This joint venture is the first in a series of steps towards globalization of our talc business and will result in the worldwide introduction of new products employing Fabi's technology.

Earlier in 1998, our industrial minerals group announced the acquisition of Aspect Minerals, Inc., a muscovite mica producer with two facilities located very close to our Spruce Pine, North Carolina feldspar plant. Some of the by-product mica currently produced by our feldspar operations in Spruce Pine will be further processed and upgraded using these newly acquired facilities. Muscovite mica serves markets complementary to those currently served by our phlogopite mica.

The industrial mineral group's revenue growth has come primarily from increased volumes, as opposed to increased prices, reflecting diligent efforts to improve the efficiency of the operations. By the close of the year, the industrial mineral group had shown cost improvements in most of the grades produced.

We believe our minerals facilities are now poised to meet the expanded needs of the marketplace and to benefit from the efficiencies that have resulted from the capital infused over the past few years.

ALUMITECH

Alumitech's operating performance in 1997 showed significant improvement over 1996, due primarily to increased throughput, better aluminum recovery, and higher aluminum pricing. The results from Alumitech are even more gratifying given the periodic dislocation in day-to-day operations that occurred as a result of the construction of its new non-metallic product ("NMP") processing facility.

The 60% growth in the sales of ceramic fiber components is due in part to the acquisition of the assets of Schaefer Brothers, Inc., a regional manufacturer of ceramic fiber heat containment systems. This acquisition has enabled Alumitech to further penetrate the ceramic fiber market, and will serve to strengthen its understanding of the end use markets. Schaefer Brothers and Engineered Thermal Systems, Inc. have been combined into ETS Schaefer Corporation, a wholly-owned division of Alumitech.

In August 1997, Alumitech entered into a joint venture agreement with Thermal Ceramics, Inc. with respect to the fiber manufacturing operation located in Streetsboro, Ohio belonging to ETS Schaefer. The joint venture includes a development agreement between Thermal Ceramics and Alumitech that will allow Alumitech to gain more insight into the use of NMP in products directed to the refractory ceramic fiber industry. The fiber manufacturing facility, originally purchased in 1994 as part of our acquisition of Engineered Thermal Systems, Inc., was acquired so that we could develop the ability to utilize the NMP produced from our proprietary dross recycling process and optimize its use as feedstock in refractory ceramic fiber products. This new joint venture offers the best of all worlds in that it gives us further knowledge of the refractory ceramic fiber industry and allows us to focus our endeavors on the production of feedstock for that industry.

Alumitech has made significant progress towards reaching its longer term objective of building several large-scale facilities for the reprocessing of dross materials into commercially utilizable products. In the past year, Alumitech refined its process and initiated construction of an NMP conversion facility at its Cleveland location. Upon completion of this new facility, Alumitech will have the ability to convert up to 90% of its available NMP into calcium aluminate, which can be used as feedstock for ceramic fiber and other industrial products. Alumitech remains a bright star in the Corporation's future despite the fact that it is behind schedule with respect to these plans.

Pilot tonnages of calcium aluminate were made during the year and shipped to a number of customers for evaluation; the initial feedback was very positive. Completion of the project has been delayed due to equipment design, testing, and availability. Small commercial volumes of calcium aluminate should be available in the first half of 1998 and it is anticipated that the new facility will be ready for full-scale operation by mid-1998.

We expect that the start-up period for this facility may see lower than scheduled production as the process is fine-tuned. However, given the accolades our calcium aluminate product has received from customers during initial testing, we believe that the new product should contribute good margins for the Corporation and become the way of the future for dross processing.

METAL POWDERS

Our metal powders group has undergone a significant reorganization with the retirement of its past president, G. Russell Lewis, and the appointment of his successor, George E. Gillespie. Mr. Lewis was connected with the metal powders operation for many years and is owed a great debt of gratitude for his past leadership.

In 1997, our metal powders group began to reap the rewards of a new strategy, which was initiated in 1996, to reposition the group as a producer of higher value-added products. The success of this program was evidenced by the successful development and introduction of manganese sulfide and molybdenum alloy materials. These new products, and our continuing focus on developing other specialty metal powder products, are expected to enhance the future growth and profitability of our powdered metals group.

Our metal powders blending facility, which opened for business in 1996 in St. Marys, Pennsylvania, has firmly established itself as a provider of value-added goods and services. In addition to custom blending our own metal powders, this facility also acts as a custom blender of ancillary products and offers blending services for powder metallurgy users in the area.

Despite the progress made at the Niagara Falls, New York facility and the blending plant in St. Marys, our powder metals group is still faced with the ongoing challenge of its non-ferrous operations. The plants in Maryville and Greenback, Tennessee continue to be plagued by the volatility of copper pricing, |high costs, and lower than acceptable margins. Plans were initiated in 1997 to improve the efficiency of the non-ferrous operations by concentrating on the most profitable product lines and removing others based on cost effectiveness; the implementation of this program has seen some improvement in the non-ferrous group's margins.

OUTLOOK

In 1998, we will continue to focus on providing value and quality to our customers and introducing new and innovative products while, at the same time, maintaining price competitiveness. We will continue to invest in research and development in order to ensure that our products keep us one step ahead of our competition. In addition, we will continue to look for acquisitions and pursue opportunities for growth where we can be a market leader or a niche producer. It is through these means that we believe we can make significant contributions to the future profitability of the Corporation and enhance shareholder value.

Over the past four years we have upgraded and expanded our facilities, procured premium ore reserves, and put together a team of highly capable individuals. With these facets in place, we believe that the Corporation is ready to meet the challenges of the future.

As always, we are most grateful for the continued contribution of our board of directors, the support of our shareholders, and most particularly the outstanding endeavors of our employees.

Richard L. Lister
President and Chief Executive Officer

Peter O. Lawson-Johnston
Chairman

      -----------------------------------------------------------------
                              INDUSTRIAL MINERALS
      -----------------------------------------------------------------

In 1996, the Corporation's feldspar, talc and mica operations were combined under a centralized management team to form Zemex Industrial Minerals ("ZIM"). The reorganization also saw changes made to ZIM's marketing strategy, focusing its approach on market segments rather than product lines, which enables it to better serve the needs of its customers. As part of this reorganization, several new individuals were hired to fill key management, operating, and sales and marketing positions thus giving ZIM a stronger foundation from which to build and focus on its future growth and profitability.

With its reorganization completed, ZIM's objectives for 1997 were twofold: to return to improved levels of profitability and to solidify its market position as the major supplier of quality industrial mineral products to niche markets. To achieve these goals, ZIM's sales and marketing team focused on increasing sales and improving customer satisfaction, while ZIM's production and engineering team implemented more rigorous quality and cost control programs at the operating level. Adhering to the philosophy "not a penny more", all of ZIM's employees were keenly aware that cost consciousness and operating efficiencies were at the forefront of the industrial mineral group's agenda in 1997. As a result of these efforts, ZIM raised its already high product performance and quality standards and significantly improved its volumes and operating margins. The industrial minerals group is dedicated to seeking further opportunities to improve margins in 1998 while continuing to enhance the quality of its products and services.

As part of its original strategy to be a niche supplier of industrial mineral products, a grinding facility was acquired in Benwood, West Virginia in 1995 to augment the talc operations acquired in late 1994. In February 1998, Industria Mineraria Fabi S.r.l. ("Fabi"), a major talc supplier to the plastics industry in Europe and a highly regarded technological leader, became a partner in Benwood by acquiring a 40% interest in a new entity, Zemex Fabi-Benwood, LLC. As part of the transaction, ZIM contributed its Benwood facility and Fabi paid ZIM $3.4 million. This joint venture relationship will also allow ZIM exclusive access to Fabi's applications technology and the European polypropylene market to which Fabi is a leading supplier.

The joint venture is the first step towards the globalization of ZIM's talc business and the introduction of a family of standardized worldwide talc products to serve the growing international plastics compounding market. As part of the joint venture, ZIM will have access to Fabi's Mount Seabroek talc deposit in Australia, an ore that exhibits very high purity and brightness. As a result of the joint

PHOTOGRAPH

PHOTOGRAPH
venture, ZIM's talc product line will expand with the introduction of the Zemex Fabi-Benwood world products, enabling ZIM to provide additional high quality talc products to the North American plastics industry. This is a key step to the company's strategy of being a leading supplier of specialty talcs in North America.

ZIM also produces low iron sand materials pursuant to a long-term exclusive contract from its newly constructed facility at Spruce Pine, North Carolina. This product, which is used in specialized glass applications and exotic lighting, can be produced in wet and dry forms. Currently, ZIM has qualified the wet material with its customer and is working towards qualifying the dry product. This low iron sand is a high margin product for the industrial minerals group and was expected to make a healthy contribution to 1997 earnings; unfortunately, due to the customer's slower than anticipated sales, this was not the case. ZIM's estimates for 1998 remain conservative, however, there is significant upside potential for this product.

ZIM's other major products, which include sodium and potassium feldspar, clay, and phlogopite mica, also had successes in 1997 that are noteworthy. Sales of both clay and potassium feldspar were up significantly in 1997; sales of potassium feldspar, a product used in electrical porcelain, increased as a result of a change in market strategy that was implemented two years ago. This, coupled with improved mining and processing costs, contributed to a record year for ZIM's potassium feldspar business. Improvements in mining and processing costs were also made at ZIM's mica facility and have resulted in a dramatic improvement in the efficiency of that operation. ZIM's recently upgraded sodium feldspar facility located in Spruce Pine, North Carolina also had a good year. The emphasis at this facility during the year was, and continues to be, on improving operating efficiencies and product quality.

Although ZIM continues to grow through internal expansion, it is actively pursuing acquisition opportunities synergistic to its businesses. In January 1998, ZIM announced that it had acquired the business of Aspect Minerals, Inc., a muscovite mica producer, for approximately $2.2 million, including the assumption of debt. The two facilities acquired in the purchase are located in the Spruce Pine, North Carolina area and are operated under the name Zemex Mica Corporation. These recently acquired facilities are located within close proximity of ZIM's feldspar plant in Spruce Pine where by-product muscovite mica is produced. This acquisition should create the opportunity to cost effectively add value to excess mica by-product and augment the company's existing mica business. Muscovite mica is marketed to the paint and plastics industries, the same markets ZIM currently serves with its mica, talc and barytes products.

ZIM has come a long way since its reorganization in 1996, emerging as a well-regarded international supplier of industrial mineral products. In 1998, ZIM's objective is to continue refining its existing operations and to seek out further opportunities that will complement its core competencies and contribute to earnings.

       -----------------------------------------------------------------
                                 METAL POWDERS
       -----------------------------------------------------------------

Zemex Corporation's metal powders group, recognized as one of North America's oldest metal powder producers, consists of two wholly-owned subsidiaries, Pyron Corporation and Pyron Metal Powders, Inc. (together "Pyron"). With four locations to serve its customer base, Pyron offers an extensive range of products and services to supply the powder metallurgy industry: hydrogen reduced sponge iron and atomized steel powders at its facility in Niagara Falls, New York; water and air atomized copper and non-ferrous alloys at its Maryville and Greenback, Tennessee operations; and customized powder blending at its plant in St. Marys, Pennsylvania.

In 1997, Pyron redirected its efforts towards capitalizing on its high quality hydrogen reduced sponge iron products and developing and introducing new value-added products using its ferrous and non-ferrous atomizing processes. Pyron's focus on the development of new products and market segments began in late 1996 when market conditions indicated that it would be more advantageous for Pyron, given its unique production methods, to make this transition. Pyron's process is well suited to producing customized products that enhance customer value and efficiency. To effect this new strategy, Pyron's sales and marketing team has been totally recast and directed to optimizing product mix and customer value while at the same time keeping an eye on changing market conditions and potential opportunities. The Pyron team completed the implementation of the first phase of these new strategic initiatives in 1997; however, further measures will continue to be taken in 1998 and beyond to increase Pyron's return on investment and profitability.

Powder metals manufactured by Pyron are used by fabricators to produce complex parts, such as brake shoes and gears. The process is commonly referred to as powder metallurgy (P/M). P/M is globally recognized for its value-added role in producing finished parts requiring little or no secondary processing and creating significant reductions in cycle time, cost and work in process when compared to parts made by more traditional processes such as casting and forging. According to industry reports, P/M's acceptance continues to grow, displacing other more established methods of production. The spill-over in application and acceptance of powder metals into markets that extend far beyond traditional P/M and friction applications holds particular promise for Pyron's unique products and services.

Pyron's role as a supplier to its core markets, P/M and friction, continued to expand in 1997 with the successful introduction of several new products, product line extensions and services. One new product was Manganese Sulfide Plus (MnS+(TM)), a patent pending machinability enhancer developed by Pyron in 1996 and now commercially produced at Pyron's facility in Greenback, Tennessee. MnS+(TM) has gained

PHOTOGRAPH

PHOTOGRAPH
widespread acceptance throughout the P/M industry as an additive to enhance tool life and aid in machinability. Running at near capacity, Pyron's MnS+a facility at Greenback, Tennessee has already undergone an expansion to meet current demand and improve service levels; another expansion is planned in 1998. Pyron is the only producer of manganese sulfide in the United States.

Introduced in late 1997, Pyron Moly Alloys ("PMAs") are a family of molybdenum containing iron powders. As engineered powders, PMAs are designed to replace wrought material and extend P/M technology to applications where the design characteristics of wear resistance, hardness, and heat treatability are desirable. Typical applications where PMAs would be applied are in the production of gears and similar complex geometric parts. Pyron's PMAs have been sampled extensively by potential customers and production level orders have already been shipped.

Initial evaluations of Pyron's most recently developed product, Ferro-Phosphorous or "Ferrophos" ("Fe3P"), are quite encouraging. This additive, when mixed with water atomized iron, enhances sintering and improves magnetic properties. Plans for 1998 include marketing commercial quantities of Fe3P to the P/M market.

Pyron's St. Marys blending and service center, located in the geographic heart of the P/M industry, has firmly established itself as a provider of value-added goods and services to the local market. Pyron has used its strategic presence to provide an additional channel of distribution for its products, offering local blending services to its customers. Contract blending complements Pyron's core competencies and provides significant pull through opportunities.

Although Pyron's non-ferrous water atomized copper facility at Greenback, Tennessee ran at high levels of capacity for the second half of 1997, its level of profitability continues to be an ongoing challenge. Water atomization results in a copper powder that is different in quality and, in many cases, more commercially desirable than products made by air atomization. Demand for the company's water atomized copper and related powders accelerated to the point where the Maryville, Tennessee facility was brought back on line in late 1997. It is anticipated that the additional capacity will further improve Pyron's cost position and profit contribution.

As Pyron continues its change of direction, the successful strategic redeploying of assets and resources will be one of the fundamental drivers that will fuel its future growth. To support this effort, Pyron will continue to search for and serve markets that extend beyond its core powder metal and friction products. Identifying innovative process and product opportunities will also serve to round out efforts to add value. Operating efficiencies and cost reductions will ensure Pyron remains competitive and its products remain attractive in markets where competitive material challenges exist. These efforts will be supported by a corporate culture that fosters an environment of continuous product improvement for its customers.

         -----------------------------------------------------------------
                                   ALUMITECH
         -----------------------------------------------------------------

Alumitech posted a number of major accomplishments in 1997. It set record production levels for the fifth consecutive year and increased sales of its heat containment systems and fiber products by over 60%. These factors, combined with improved aluminum metal recovery and higher aluminum metal prices, resulted in a strong performance in 1997 compared to 1996.

In addition, Alumitech reached a major milestone in 1997 by successfully demonstrating commercialization of another new product, calcium aluminate, manufactured from non-metallic product ("NMP"), a by-product of its proprietary aluminum dross processing system. As part of its objective to commercialize production of calcium aluminate and other NMP-based products, construction of a new hydrometallurgical processing facility was started in 1997 at its Cleveland facility, Aluminum Waste Technology, Inc., and is now in the final phases of completion. Based on the success of Alumitech's new calcium aluminate in initial customer trials, demand for the product is anticipated to be strong.

Initially, the primary target market for Alumitech's patented calcium aluminate product is the steel industry, where a critical component to making steel is the formation and control of slag in the steel making process. Calcium aluminate is used to treat molten steel in the ladle during the final stages of steel refinement, just prior to casting. The calcium aluminate produced by Alumitech is engineered to facilitate creation of an optimal slag to enable the steel maker to produce high quality steel in a minimal amount of time. Additionally, Alumitech's calcium aluminate is designed to protect the ladle's refractory lining from wear and tear during the refining operation.

In February 1997, Alumitech, through its wholly-owned subsidiary, Engineered Thermal Systems, Inc., acquired the assets of Schaefer Brothers, Inc., a regional manufacturer of ceramic fiber-based heat containment systems located in Medina, Ohio. The Schaefer Brothers business was merged with Engineered Thermal Systems to form ETS Schaefer Corporation. As a result of the acquisition, Alumitech strengthened the fiber side of its business with additional technology, personnel and a complementary customer base. With its newly combined technology, ETS Schaefer now produces a wide range of products for containing heat in high temperature applications, such as industrial furnaces, ladle covers and various refractory preheaters. Using its patented attachment systems, the inherently poor mechanical strength of a ceramic fiber product can be transformed into a durable, long-lived lining that preserves the fiber's superior insulating properties. ETS Schaefer's linings are unmatched in effectiveness and performance. They are excellent insulators and are not subject to spalling, fracturing, and other limitations often associated with conventional refractories. In 1998, ETS Schaefer will

[PHOTOGRAPH]

[PHOTOGRAPH]
concentrate on consolidating its operations into one location, and continue developing new applications and markets for its various products to further penetrate related fiber markets and industries.

Alumitech's fiber manufacturing operations were originally purchased in 1994 to facilitate its research and development program on the usage of NMP as feedstock for refractory ceramic fiber applications. As this research was successfully concluded in 1996, Alumitech felt it was in its best long term interest to augment its ceramic fiber manufacturing capability and technology by forming a joint venture with Thermal Ceramics, Inc., a recognized producer of ceramic fiber and other refractories. The ceramic fiber manufacturing facilities were sold to this joint venture in August 1997. Under the terms of the agreement, Thermal Ceramics is responsible for the fiber manufacturing operations, while ETS Schaefer is the primary marketer of the fiber products produced by the joint venture. ETS Schaefer will continue to offer a full line of insulating fiber and related products, and design, manufacture and market its patented lines of heat containment systems, Monster Module(TM) and Perm+A+Lining(TM).

The Alumitech/Thermal Ceramics joint venture agreement includes provisions for the development of new technology and uses for NMP recovered from recycling aluminum dross and saltcake in both hard and soft refractory applications. The joint development agreement gives Alumitech the opportunity to enhance the economics of certain refractories, to continue making significant improvements to broaden its products and services, and to substantially strengthen its access to technical expertise in the production of feedstock for the refractories industry.

The completion of the new NMP production facility has taken longer than anticipated; however, when the full-scale commercialization of the NMP process comes on line in mid-1998, it has the potential to make a significant contribution to Alumitech. Once the NMP processing plant is in full operation, Alumitech's next step will be to expand its business through strategic alliances and the construction of new plants. Alumitech is currently evaluating a number of strategies and tactics to develop such opportunities and will pursue a path that will reap the greatest benefits for the Corporation.

       -----------------------------------------------------------------
                                FINANCIAL REVIEW
       -----------------------------------------------------------------

                               TABLE OF CONTENTS


Management's Discussion and Analysis                                19
Independent Auditors' Report                                        27
Management's Report                                                 28
Audit Committee Report                                              28
Consolidated Statements of Income                                   29
Consolidated Balance Sheets                                         30
Consolidated Statements of Shareholders' Equity                     31
Consolidated Statements of Cash Flows                               32
Notes to the Consolidated Financial Statements                      33
         1.Summary of Significant Accounting Policies               33
         2.Acquisitions and Dispositions                            35
         3.Inventories                                              37
         4.Property, Plant and Equipment                            37
         5.Other Assets                                             38
         6.Income Taxes                                             38
         7.Pension Plans and Other Postretirement Benefits          40
         8.Long Term Debt                                           41
         9.Common Shares, Stock Options and Warrants                43
         10.Reorganization Charges and Unusual Items                45
         11.Operating Leases and Other Commitments                  46
         12.Quarterly Financial Data (Unaudited)                    47
         13.Financial Instruments                                   47
         14.Changes in Non-Cash Working Capital Items               48
         15.Related Party Transactions                              48
         16.Segment Information                                     48
         17.Contingencies                                           50
         18.Subsequent Events                                       50
         19.Comparative Figures                                     50
Selected Financial Data                                             51

        -----------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
        -----------------------------------------------------------------

The following is a discussion and analysis of the results of operations and financial condition of the Corporation for the years ended December 31, 1997, 1996 and 1995, and certain factors that may affect the Corporation's prospective financial condition and results of operations. The following should be read in conjunction with the Consolidated Financial Statements and related notes thereto.

OVERVIEW

The Corporation is a diversified producer of specialty materials and products for use in a variety of industrial applications. The Corporation operates in two principal business segments: (i) industrial minerals, which includes The Feldspar Corporation, Suzorite Mica Products Inc. and Suzorite Mineral Products, Inc.; and (ii) metal products, which includes Pyron Corporation, Pyron Metal Powders, Inc. and Alumitech, Inc.

The financial performance of the Corporation was significantly better in 1997 than in 1996. Net sales were up 12.5% but, more importantly, the gross margin improved from 23% in 1996 to 27% in 1997. This was partially as a result of the focus on operational efficiency and cost control.

In August 1997, the Corporation entered into an agreement with respect to Alumitech, Inc.'s fiber manufacturing operation located in Streetsboro, Ohio. Under the agreement, the fiber line was sold to a new corporation in which Alumitech, Inc. retained an interest. The one-time gain, when netted against certain other non-recurring items, resulted in other income of $1.6 million.

During the first quarter of 1996, the Corporation recognized reorganization costs of $1.8 million in connection with the reorganization of its industrial minerals division, a write-down to market of inventory held in Brazil and the recognition of a provision for anticipated costs associated with storing and selling the material. The Brazilian enterprise was unsuccessful primarily due to rapidly deteriorating market prices which made market penetration extremely difficult.

The Corporation's strategy going forward is to enhance its position as a leading supplier of specialty materials through investments in its core businesses, the introduction of new products, strategic acquisitions, and investments in new technologies.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

Net Sales

                              1997          1996        Change     Change
                           -----------  -----------  -----------   ------
      Industrial Minerals  $43,396,000  $40,469,000  $ 2,927,000     7.2%
      Metal Products        53,830,000   45,951,000    7,879,000    17.1%
                           -----------  -----------  -----------    -----
                           $97,226,000  $86,420,000  $10,806,000    12.5%
                           ===========  ===========  ===========    =====

The Corporation's net sales for 1997 were $97.2 million, an increase of $10.8 million, or 12.5%, from 1996. Sales in the industrial minerals segment and the metal products group increased $2.9 million and $7.9 million, respectively.

The industrial minerals segment recorded a 7.2% increase in sales from $40.5 million in 1996 to $43.4 million in 1997. The increase was primarily due to a $1.7 million increase from the feldspar group generated by a favorable product mix, and a $1.4 million increase in talc sales. Talc sales are expected to increase in 1998 as market share continues to increase. Feldspar sales to the sanitaryware industry should increase; however, uncertainty exists in the tile industry due to the devaluation of the Malaysian currency.

Net sales of the metal products group increased 17.1%, or $7.9 million, from $46.0 million in 1996 to $53.8 million in 1997. Of the increase, approximately $1.3 million was due to an increase in the price of aluminum, $2.6 million was due to increased sales of ceramic fiber products, and $1.7 million was due to increased sales of ferrous metal powders. In 1998, modest sales growth in both metal powders and aluminum dross processing is anticipated.

COST OF GOODS SOLD

Cost of goods sold were $70.8 million in 1997 compared to $66.4 million in 1996. The corresponding gross margins were 27.2% for 1997 and 23.2% for 1996. The main increase came from the industrial minerals group where the gross margin increased from 27.1% to 34.2% as a result of production efficiencies and a favorable product mix.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative ("SG&A") expenses increased 15.9% from $10.5 million in 1996 to $12.2 million in 1997. As a percent of net sales, SG&A expense was 12.5% in 1997 as compared to 12.1% in 1996. The increase was due to increased staffing in the industrial minerals group, expenses associated with investigating potential acquisitions, and bonuses paid pursuant to the Corporation's management incentive program.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization increased by $1.2 million, or 25.1%, from $4.7 million in 1996 to $5.9 million in 1997. This increase was driven by the capital expenditures made by the Corporation over the past several years. Prospectively, depreciation will continue to increase as current capital programs are placed into service.

OPERATING INCOME BEFORE REORGANIZATION CHARGES

Operating income before reorganization charges was $8.4 million in 1997 compared to $4.8 million in 1996. A $1.8 million dollar reorganization charge was recognized in the first quarter of 1996 in connection with the reorganization of the Corporation's industrial minerals division, a write-down to market of its Brazilian inventory, and a provision for storage costs and selling expenses in connection thereto.

OPERATING INCOME

Operating income increased from $3.1 million for fiscal 1996 to $8.4 million in fiscal 1997, representing a 173.1% increase.

INTEREST EXPENSE, NET

Interest expense for the year ended December 31, 1997 was $1.9 million, an increase of $1.0 million over 1996. During 1996, the interest expense relating to the expansion of the Spruce Pine facility was capitalized. During 1997, the project was completed and, accordingly, the related interest was expensed. Total indebtedness decreased from $26.6 million in 1996 to $25.5 million in 1997.

OTHER, NET

In 1997, the Corporation recognized other net income of $1.6 million. The largest component of this revenue was generated by a one-time gain on the sale of Alumitech, Inc.'s fiber line.

PROVISION FOR (RECOVERY OF) INCOME TAXES

The provision for income taxes for the fiscal year 1997 was $2.3 million as compared to a tax recovery of $0.9 million in 1996. The 1996 tax recovery reflected the recognition of the benefit of net operating losses available to the Corporation. In 1998 and beyond, the Corporation will use a tax rate of approximately 30% to calculate its income taxes, reflecting the permanent difference arising from the application of percent depletion to income derived from extractive industries.

NET INCOME AND EARNINGS PER SHARE

As a result of the factors discussed above, net income for the year ended December 31, 1997 was $5.8 million, an increase of $3.2 million from 1996.

                                            1997            1996
                                         ----------       ----------
Net Income                               $5,793,000       $2,612,000
Earnings Per Share - Basic               $     0.72       $     0.33
Earnings Per Share - Diluted             $     0.70       $     0.32
                                         ----------       ----------

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

Net Sales


                         1996          1995        Change      Change
                      -----------  -----------  ------------   ------
 Industrial Minerals  $40,469,000  $37,089,000  $ 3,380,000     9.1%
 Metal Products        45,951,000   47,967,000   (2,016,000)   (4.2%)
                      -----------  -----------  -----------    -----
                      $86,420,000  $85,056,000  $ 1,364,000     1.6%
                      -----------  -----------  -----------    -----

The Corporation's net sales for 1996 were $86.4 million, an increase of $1.4 million, or 1.6%, from 1995. The major components of the increase were: the full year consolidation of Alumitech, Inc. and increased industrial minerals sales of $3.4 million, offset by decreased metal powder sales of $2.7 million.

The industrial minerals segment recorded a 9.1% increase in sales from $37.1 million in 1995 to $40.5 million in 1996. The increase was due to a $1.7 million increase from the feldspar group, a $1.2 million increase in the talc group's sales and a $0.5 million increase in sales of phlogopite mica. The increase in talc sales was largely due to the inclusion of a full year's sales from the Benwood facility, which was acquired in May 1995.

Net sales of the metal products group decreased 4.2%, or $2.0 million, from $48.0 million in 1995 to $46.0 million in 1996. Of this decrease, $2.1 million was primarily due to lower copper prices and slightly lower volume of copper sales affecting sales at Pyron Metal Products, Inc. as a well as a $1.3 million decline in atomized steel sales. These decreases were offset in part by increased sales of $0.7 million from Alumitech, Inc. Sponge iron sales increased by 2.3% while atomized steel sales decreased 21.2%.

COST OF GOODS SOLD

Cost of goods sold were $66.4 million in 1996 compared to $64.4 million in 1995. The corresponding gross margin was 23.2% for 1996 and 24.3% for 1995. The decline in gross margin was primarily due to lower aluminum prices. The decline in aluminum prices realized in 1996 compared to 1995 resulted in margin erosion of 1.8%, offsetting a slight improvement achieved by the other groups. In addition, cost of goods sold was negatively affected by the write-down of parts and supplies that had been rendered obsolete as the result of the expansion of the sodium feldspar plant at Spruce Pine, North Carolina.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses increased 21.0% from $8.7 million in 1995 to $10.5 million in 1996. As a percent of sales, SG&A expense was 12.1% in 1996 as compared to 10.2% in 1995. The increase was the result of the full year consolidation of Alumitech, Inc. and the addition of sales and marketing staff for the industrial minerals segment.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization increased by $1.0 million, or 27.2%, from $3.7 million in 1995 to $4.7 million in 1996. This increase results from the 19.4% net increase in property, plant and equipment during 1996 as a result of capital expenditures.

OPERATING INCOME BEFORE REORGANIZATION CHARGES

Operating income before reorganization charges was $4.8 million in 1996 compared to $8.3 million in 1995. A $1.8 million reorganization charge was recognized in the first quarter of 1996 in connection with the reorganization of the Corporation's industrial minerals division, a write-down to market of its Brazilian inventory, and the recognition of a provision for storage costs and selling expenses in connection thereto.

OPERATING INCOME

Operating income decreased to $3.1 million for fiscal 1996 from $8.3 million in fiscal 1995, representing a 63.2% decline. This decline was due to reasons discussed previously.

INTEREST EXPENSE, NET

Net interest expense for the year ended December 31, 1996 was $0.9 million, an increase of $0.4 million over 1995. This was attributable to an increase in total indebtedness from $13.1 million in 1995 to $26.6 million in 1996.

OTHER, NET

In 1996, the Corporation recognized other net expense of $0.5 million. The largest component of this expense was a $0.7 million provision relating to a property which the Corporation had sold and on which the purchaser had defaulted. The offset was a number of small income items which reduced the total expense.

RECOVERY OF INCOME TAXES

In 1996, the Corporation realized an income tax recovery of $0.9 million as compared to a recovery of $0.5 million in 1995. The recoveries reflect the recognition of the benefit of net operating losses available to the Corporation.

NET INCOME AND EARNINGS PER SHARE

As a result of the factors discussed above, net income for the year ended December 31, 1996 was $2.6 million, a decrease of $5.8 million from 1995.

                                                1996          1995
                                            ----------     ----------
 Net Income                                 $2,612,000     $8,418,000
 Earnings Per Share - Basic                 $     0.33     $     1.07
 Earnings Per Share - Diluted               $     0.32     $     1.03
                                            ----------     ----------

LIQUIDITY AND CAPITAL RESOURCES

The Corporation has historically funded its extraction and processing activities through cash flow from operations, bank debt and sales of capital stock and warrants. During the most recent three-year period ended December 31, 1997, the Corporation funded all capital expenditures, acquisitions and debt reduction from a combination of additional debt, and cash flow from operations. In addition, during 1995, outstanding warrants were exercised which resulted in net proceeds of $4.8 million. These funds were utilized to repay long term debt, fund acquisitions and purchase treasury stock.
cash flow from operations

The Corporation had $19.0 million of working capital at December 31, 1997, compared to $18.7 million at December 31, 1996. During 1997, the Corporation generated cash flow from operations of $13.5 million as compared to $6.0 million for 1996. The increase of $7.5 million is primarily due to higher operating income in the 1997 period and a one-time gain realized on the sale of Alumitech, Inc's. dormant fiber line. In 1997, non-cash working capital items generated $3.7 million of the cash otherwise generated from operations as compared to $0.5 million used in the corresponding period of 1996 as a result of a decrease in inventories and prepaid expenses and an increase in accounts payable, accrued liabilities and accrued income taxes.

FINANCING AGREEMENTS

In March 1997, the Corporation amended its credit facility to increase the total availability to $50,224,000. The credit facility is further subdivided into four facilities: (i) a $30,000,000 revolving credit facility; (ii) a $10,000,000 multiple advance term loan facility; (iii) a $5,224,000 standby letter of credit; and (iv) a $5,000,000 operating line. These facilities are secured by specific assets and a floating charge over the Corporation's assets. The facilities bear interest at rates varying from bank prime to bank prime plus 0.25% and from LIBOR plus 1.25% to LIBOR plus 2.25%, depending upon certain financial tests. As at December 31, 1997, there was $3,000,000 outstanding under the operating line, $8,056,000 outstanding under the multiple advance term loan facility, $10,000,000 outstanding under the revolving credit facility, and the standby letter of credit was issued to secure the Corporation's Industrial Development Revenue Bond. The operating line matures June 30, 1998 and is reviewed annually for purposes of renewal. The multiple advance term loan facility requires quarterly payments of $278,000 with the balance outstanding, if any, due January 1, 2000.

CAPITAL EXPENDITURES

The Corporation's primary capital activities in the past involved the acquisition and development of industrial mineral properties and facilities, and capital investments to expand its facilities, increase operating efficiencies, and meet environmental, health and safety standards at its existing operations. During 1997, capital expenditures were $16.6 million compared to $16.4 million and $15.5 million for the years ended December 31, 1996 and 1995, respectively. The capital expenditures were funded by cash flow from operations and bank indebtedness.

The Corporation is currently implementing and/or planning several major capital programs. These include retrofitting of the aluminum dross plant in Cleveland. In aggregate, 1998 capital expenditures are anticipated to be approximately $14.1 million. The Corporation plans on funding these expenditures from a combination of cash flow from operations and credit facilities.

Although the Corporation's capital budgets provide for certain reclamation and environmental compliance activities, management does not believe that the cost of the Corporation's environmental compliance will have a material adverse effect on the Corporation's results of operations or financial condition in 1998.

SUBSEQUENT EVENTS

In January 1998, the Corporation acquired a muscovite mica producer for approximately $2,200,000, which includes the assumption of debt. The acquisition was financed by drawing down on the Corporation's credit facility. In addition, in February 1998, the Corporation effected the sale of 40% of its talc facility located in Benwood, West Virginia to Industria Mineraria Fabi S.r.l. for $3,400,000.

SEASONALITY AND INFLATION

Although the Corporation's results from extraction and processing operations are cyclical due to fluctuations in industrial minerals and metal products demands, sales of the Corporation's products are generally not seasonal. Inflation in recent years has not adversely affected the Corporation's results of operations and is not expected to adversely affect the Corporation in the future unless it grows substantially and the markets for industrial minerals and metal products suffer from a negative impact on the economy in general.

YEAR 2000

The Corporation operates in basic industries that do not rely heavily on computerized systems. The major systems operated by the Corporation are those for financial reporting all of which are year 2000 compliant. It is the opinion of management that any year 2000 issues that may arise will not be significant and will not have a material adverse impact on the financial performance of the Corporation.

The Corporation has initiated a review of key suppliers to determine their exposure to problems arising from Year 2000. The review is being conducted by management personnel and additional resources are not required.

MARKET RISK

Market risk represents the risk of loss that may impact the consolidated financial statements of the Corporation due to adverse changes in financial market prices and rates. The Corporation's market risk is primarily the result of fluctuations in interest rates and aluminum prices. Management monitors the movements in interest rates and performs sensitivity analysis on aluminum prices and, on that basis, decides on the appropriate measures to take. Prices and interest rates are such that no measures need be taken at this time.

The Corporation does not hold or issue financial instruments for trading purposes. A discussion of the Corporation's financial intstruments is included in the financial instruments note to the Consolidated Financial Statements.

CAPITAL STOCK

Zemex Corporation's common shares are traded on the New York Stock Exchange under the symbol ZMX. The price range in which the shares have traded for the past two years is shown below:

COMMON SHARE PRICES

                   1997     Q1      Q2     Q3       Q4    Year
                   ----   -----   -----  -----   ------- ------
                   High   $7.75   $8.00  $9.50   $10.94  $10.94
                   Low     6.75    6.75   7.88     7.94    6.75
                   Close   6.75    7.75   9.50     8.75    8.75
                          -----   -----  -----   ------  ------

                   1996     Q1      Q2      Q3     Q4     Year
                   ----   ------   -----  -----   -----  ------
                   High   $10.00   $9.63  $8.13   $8.88  $10.00
                   Low      8.88    7.50   6.88    7.00    6.88
                   Close    9.13    7.63   7.75    7.00    7.00
                          ------   -----  -----   -----  ------


In the fourth quarter of each of 1997, 1996 and 1995, the Corporation declared a 2% stock dividend.

As of December 31, 1997, there were approximately 1,782 holders of record of the Corporation's common shares. This number includes shares held only in nominee name and, thus, does not reflect the number of holders of a beneficial interest in the shares.

INDEPENDENT AUDITORS' REPORT


To the Shareholders and
Board of Directors of Zemex Corporation

We have audited the accompanying consolidated balance sheets of Zemex Corporation and its Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Zemex Corporation and its Subsidiaries as of December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles in the United States.



Deloitte & Touche
Chartered Accountants
Toronto, Ontario

February 6, 1998
except for Note 18(ii) as to which the date is February 24, 1998

MANAGEMENT'S REPORT

The management of Zemex Corporation and its subsidiaries has the responsibility for preparing the consolidated financial statements presented in this Annual Report and for their accuracy and integrity. The statements have been prepared in conformity with generally accepted accounting principles in the United States, and include informed judgments and estimates as required. Other financial information in this Annual Report is consistent with the financial statements.

Zemex Corporation's system of internal controls is designed to provide reasonable assurance, at a justifiable cost, as to the reliability of financial records and reporting and the protection of assets. This system includes organizational arrangements with clearly defined lines of responsibility.

Deloitte & Touche, independent auditors, have audited the consolidated financial statements of Zemex Corporation and their opinion is included on the preceding page.

Zemex Corporation has formal standards of corporate conduct and policies regarding high standards of ethics and financial integrity. These policies have been disseminated to appropriate employees and internal control procedures provide reasonable assurance that violations of these policies, if any, are detected.


              Allen J. Palmiere            Richard L. Lister
              Vice President and           President and
              Chief Financial Officer      Chief Executive Officer



AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is composed of three independent directors, Patrick H. O'Neill, Chairman, John M. Donovan, and Thomas B. Evans, Jr. The Committee held one meeting during 1997.

The Audit Committee oversees the financial reporting process of the Corporation on behalf of the Board of Directors. In fulfilling its responsibility, the Committee recommended to the Board of Directors, subject to shareholder approval, the selection of the Corporation's independent auditors. The Audit Committee met with management and representatives of the auditors, Deloitte & Touche, to review accounting, auditing and financial reporting matters. The Committee met with Deloitte & Touche representatives without management present.

Patrick H. O'Neill
Chairman, Audit Committee

CONSOLIDATED STATEMENTS OF INCOME


                                              Years ended December 31
                                        -------------------------------------
                                           1997          1996         1995
                                        -----------  -----------  -----------
NET SALES                               $97,226,000  $86,420,000  $85,056,000

COSTS AND EXPENSES
Cost of goods sold                        70,826,000   66,416,000  64,356,000
Selling, general & administrative         12,158,000   10,492,000   8,669,000
Depreciation, depletion
  & amortization                           5,871,000    4,694,000   3,689,000
                                        ------------  ----------- -----------
                                          88,855,000   81,602,000  76,714,000
Operating Income Before
  Reorganization Charges                   8,371,000    4,818,000   8,342,000

Reorganization Charges (Note 10)                  --    1,752,000          --
                                        ------------  -----------  ----------
Operating Income                           8,371,000    3,066,000   8,342,000
                                        ------------  -----------  ----------
OTHER INCOME (EXPENSES)
Interest expense, net (Note 8)           (1,944,000)    (948,000)    (523,000)
Other, net (Notes 2 and 10)               1,635,000     (455,000)      80,000
                                        ------------  -----------  ----------
                                           (309,000)  (1,403,000)    (443,000)
                                        ------------  -----------  ----------
Income Before Income Taxes                8,062,000    1,663,000    7,899,000

Provision for (recovery of)
  income taxes (Note 6)                   2,269,000     (949,000)    (519,000)
                                        ------------  -----------  ----------
Net Income                              $ 5,793,000  $ 2,612,000  $ 8,418,000
                                        ------------  -----------  ----------
Net Income Per Share - Basic            $      0.72  $      0.33  $      1.07
Net Income Per Share - Diluted                 0.70         0.32         1.03
                                        ------------  -----------  ----------
Average Common Shares Outstanding         8,097,642    7,937,379    7,843,992
                                        ------------  -----------  ----------

See Notes to the Consolidated Financial Statements

       -----------------------------------------------------------------
                          CONSOLIDATED BALANCE SHEETS
       -----------------------------------------------------------------

                                                           December 31
                                                   ----------------------------
                                                       1997            1996
                                                   ------------   -------------
ASSETS
Current Assets
Cash and cash equivalents                          $  2,189,000    $  2,279,000
Accounts receivable (less allowance
 for doubtful accounts of $328,000
  at December 31, 1997 and $452,000
  at December 31, 1996)(Notes 2 and 15)              16,287,000      15,003,000
Inventories (Note 3)                                 17,595,000      18,171,000
Prepaid expenses                                        786,000       1,388,000
Deferred income taxes (Note 6)                        1,328,000       1,013,000
                                                   ------------    ------------
                                                     38,185,000      37,854,000
Property, Plant and Equipment
  (Notes 4 and 8)                                    70,812,000      62,084,000
Other Assets (Note 5)                                 9,777,000       9,438,000
                                                   ------------    ------------
                                                   $118,774,000    $109,376,000
                                                   ------------    ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness (Note 8)                         $  3,000,000    $  6,590,000
Accounts payable                                      9,805,000       7,091,000
Accrued liabilities                                   3,151,000       2,983,000
Accrued income taxes                                  1,235,000         301,000
Current portion of long term debt (Note 8)            2,019,000       2,201,000
                                                   ------------    ------------
                                                     19,210,000      19,166,000
Long Term Debt (Note 8)                              20,527,000      17,797,000
Other Non-Current Liabilities                         1,014,000         599,000
Deferred Income Taxes (Note 6)                        1,488,000         817,000
                                                   ------------    ------------
                                                     42,239,000      38,379,000
Shareholders' Equity
Common stock (Note 9)                                 9,204,000       8,950,000
Paid-in capital                                      53,298,000      51,304,000
Retained earnings                                    24,235,000      20,040,000
Note receivable from shareholder (Note 9)            (1,749,000)     (1,749,000)
Cumulative translation adjustment                    (1,588,000)     (1,175,000)
Treasury stock at cost (Note 9)                      (6,865,000)     (6,373,000)
                                                   ------------    ------------
                                                     76,535,000      70,997,000
                                                   ------------    ------------
                                                   $118,774,000    $109,376,000
                                                   ------------    ------------

See Notes to the Consolidated Financial Statements

-----------------------------------------------------------------
Consolidated Statements of Shareholders' Equity (in thousands)
-----------------------------------------------------------------

                                                                   Note
                                                                 Receivable   Cumulative
                                    Common    Paid-In  Retained     From      Translation  Treasury
                                    Stock     Capital  Earnings  Shareholder  Adjustment    Stock    Total
                                    -------  --------  --------  -----------  -----------  -------- -------

Balance at December 31, 1994        $7,221    $38,703   $11,668   $(1,749)    $(1,326)     (465)     $54,052
Stock issued under employee
  stock purchase plan (a)               49       422         --        --          --        --          471
Stock dividend (a)                     167     1,233     (1,403)       --          --        --          (3)
Stock options and warrants
  exercised (a)                        626    4,423          --         --         --         --       5,049
Stock issued  in connection
  with Alumitech purchase (b)          632    5,133          --         --         --        834       6,599
Warrants repurchased (a)                --     (222)         --         --         --         --        (222)
Stock purchased for treasury (a)        --       --          --         --         --     (3,572)     (3,572)
Net income for the year                 --       --       8,418         --         --         --       8,418
Translation  adjustment                 --       --          --         --          108       --         108
Balance at December  31, 1995        8,695   49,692      18,683     (1,749)      (1,218)  (3,203)     70,900
Stock issued under employee
  stock purchase plan (a)               73      535          --         --           --       --         608
Stock dividend (a)                     161    1,089      (1,255)        --           --       --          (5)
Stock options exercised (a)             21       84          --         --           --       --         105
Stock purchased for treasury (a)        --       --          --         --           --   (3,170)     (3,170)
Stock options repurchased               --      (96)         --         --           --       --         (96)
Net income for the year                 --       --       2,612         --           --       --       2,612
Translation adjustment                  --       --          --         --           43       --          43
Balance at December 31, 1996         8,950   51,304      20,040     (1,749)      (1,175)  (6,373)     70,997
Stock issued under employee
  stock purchase plan  (a)              75      528          --         --           --       --     603,000
Stock dividend (a)                     165    1,428      (1,598)        --           --       --          (5)
Stock options exercised (a)             14      205          --         --           --       --         219
Stock purchased for treasury (a)        --       --          --         --           --     (492)       (492)
Stock options repurchased               --     (167)         --         --           --       --        (167)
Net income for the year                 --       --       5,793         --           --       --       5,793
Translation adjustment                  --       --          --         --         (413)      --        (413)
Balance at December 31, 1997        $9,204  $53,298     $24,235    $(1,749)     $(1,588) $(6,865)    $76,535


See Notes to the Consolidated Financial Statements
(a) See Note 9 (b) See Note 2

PAGE 32
       -----------------------------------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
       -----------------------------------------------------------------

                                                                        Years ended December 31
                                                               ----------------------------------------
                                                                  1997            1996          1995
                                                               ----------      -----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $  5,793,000    $  2,612,000   $  8,418,000
Adjustments to reconcile net income
  from operations to net cash flows
  from operating activities
Depreciation, depletion & amortization                          5,871,000       4,694,000      3,689,000
Amortization of deferred financing costs1                         147,000         101,000         65,000
Loss on assets held for resale                                         --              --         61,000
Decrease in deferred income taxes                                 356,000      (1,761,000)      (122,000)
Share of net income of investee                                        --              --        (87,000)
(Gain) loss on sale of property,
plant and equipment(                                            1,831,000)        255,000         22,000
(Increase) decrease in other assets                              (957,000)        670,000       (227,000)
Increase (decrease) in non-current liabilities                    415,000          (6,000)        56,000
Changes in non-cash working capital items(a)                    3,709,000        (533,000)    (4,660,000)
                                                             ------------     -----------    -----------
   Net cash provided by operating activities                   13,503,000       6,032,000      7,215,000
                                                             ------------     -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
 Additions to property, plant & equipment                     (16,584,000)    (16,426,000)   (15,451,000)
Assets acquired in connection  with acquisitions (b)                   --              --     (3,658,000)
Proceeds from sale of assets                                    3,939,000          86,000             --
                                                             ------------     -----------    -----------
    Net cash used in investing activities                     (12,645,000)    (16,340,000)   (19,109,000)
                                                             ------------     -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   (Payments) proceeds net, on bank indebtedness               (3,590,000)      3,370,000      3,040,000
 Proceeds from long term debt                                   5,717,000      12,882,000      6,219,000
 Repayment of long term debt                                   (3,169,000)     (2,747,000)    (5,343,000)
 Deferred financing costs                                              --               -       (467,000)
 Cash paid in lieu of fractional shares                            (5,000)         (5,000)        (3,000)
 Issuance of common stock (c)                                     679,000         713,000      5,520,000
 Purchase of common stock, options
   and warrants for treasury (c)                                 (516,000)     (3,266,000)    (3,794,000)
                                                             ------------     -----------    -----------
     Net cash (used in) provided
      by financing activities                                    (884,000)     10,947,000      5,172,000
                                                             ------------     -----------    -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                           (64,000)        (13,000)        32,000
NET (DECREASE) INCREASE IN CASH                                   (90,000)        626,000     (6,690,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  2,279,000       1,653,000      8,343,000
   CASH AND CASH EQUIVALENTS AT END OF YEAR                  $  2,189,000    $  2,279,000   $  1,653,000
                                                             ------------     -----------    -----------
 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
 Income taxes paid                                           $    821,000    $    393,000   $    303,000
 Interest paid                                                  2,412,000         937,000        656,000
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Stock issued in connection with acquisition (b)              $         --    $         --   $  6,599,000
Notes received in connection with
 sale of assets held for resale(b)(d)                           2,274,000              --        423,000
                                                             ------------     -----------    -----------



See Notes to the Consolidated Financial Statements
(a) See Note 14  (b) See Note 2  (c) See Note 9  (d) See Note 10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Corporation's significant accounting policies are as follows:

a. PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Zemex Corporation and its wholly-owned subsidiaries (the "Corporation"). All material intercompany transactions have been eliminated. As discussed in Note 2, Alumitech, Inc. ("Alumitech") was acquired in two separate transactions and, accordingly, was accounted for on an equity basis until it became a wholly-owned subsidiary in February 1995.

b. INVENTORIES

     Inventories are stated at the lower of cost or market and are computed using the average cost method. It is not practical to segregate finished products from ore and concentrates. Supplies are stated at cost using the first-in, first-out or average cost method.

c. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. Repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and improvements are capitalized. When assets are sold or otherwise retired, the cost and accumulated depreciation or depletion are removed from the accounts and any gain or loss is included in results of operations. Provisions for depreciation are based upon estimated useful lives, using principally the straight-line method. Depletion of mining properties and depreciation of other mining assets are computed using the unit-of-production method, except in the case of the Corporation's mica operation where the estimated reserves exceed the expected production during the term of the mining lease. The mica mining lease rights and deferred costs, including all preproduction and set-up costs, are amortized using the straight-line method over the term of the mining lease.

d. POSTRETIREMENT BENEFITS

     Pension Plans

     Generally, the funding policy of the Corporation is to contribute annually at a rate that is intended to provide for the cost of benefits earned during the year and which will amortize prior service costs over periods of 10 to 30 years, subject to Internal Revenue Service limits for deductible contributions.

     Healthcare and Other Postretirement Benefits Other Than Pensions

     The Corporation accounts for healthcare and other postretirement benefits other than pensions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This Statement requires the accrual of all postretirement benefits other than pensions during the years in which employees render the necessary services to be entitled to receive such benefits. The 1997, 1996 and 1995 amounts include the current year expense and the transition liability which is being amortized over twenty years as allowed by SFAS No. 106 (Note 7).

e. FOREIGN CURRENCY TRANSLATION

     The functional currency for the Corporation's foreign operations is the local currency. Foreign currency assets and liabilities are translated using the exchange rates in effect at the balance sheet date. The effect of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars is accumulated as part of the cumulative translation adjustment component of shareholders' equity. Results of operations and cash flows are translated using the average exchange rates during the year. Gains and losses from foreign currency transactions are included in net income for the year.

f. REVENUE RECOGNITION

     Revenue is recognized when goods are shipped to customers. Consignment sales are recognized when a customer draws the goods from inventory.

g. RESEARCH AND DEVELOPMENT EXPENSE

     Research and development expenses were $961,000, $622,000 and $320,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

h. PROVISION FOR FUTURE RECLAMATION COSTS

     Costs for future reclamation have been provided for based upon estimated future reclamation costs allocated over the expected productive lives of the Corporation's quarries and mines.

i. INCOME TAXES

     The Corporation accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement requires income taxes to be recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

j. EARNINGS PER SHARE

     The Corporation calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share", and has given affect to this standard on a retroactive basis. Under this standard, earnings per share is calculated based upon the weighted average number of common shares outstanding. For the purpose of calculating earnings per share, stock dividends are considered to be issued at the beginning of the period.

k. DEFERRED FINANCING COSTS

     Costs associated with the issuance of long term debt are deferred, and are being amortized over the term of the debt on a straight-line basis. The unamortized balance is included in other assets.

l. OTHER ASSETS

     Other assets includes assets held for sale which are stated at the lower of cost or estimated net realizable value. In determining the estimated net realizable value, the Corporation deducts from the estimated selling price the projected costs to bring the assets into a saleable condition, to dispose of the assets and to hold the property to an expected date of sale. Other assets also includes patents which are stated at cost and are being amortized over their remaining life of 13 years on a straight-line basis. Intangible assets are evaluated periodically and, if conditions warrant, an impairment valuation is provided.

m. CASH EQUIVALENTS

     For purposes of the consolidated statements of cash flows, highly liquid investments with original maturities of three months or less, when purchased, are considered as cash equivalents.

n. STOCK-BASED COMPENSATION COSTS

     Stock-based compensation costs for pro forma presentation purposes (Note
9) are based on the fair value of each option at the grant date. The option value is calculated using the Black-Scholes option-pricing model.

2. ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS

Acquisition of Alumitech, Inc.

In June 1994, the Corporation acquired its initial 39.5% investment in Alumitech by investing $2,000,000 to acquire treasury stock. In 1995, the Corporation increased its interest to 100% by issuing 722,352 shares of common stock with an ascribed value of $6,599,000. The shares were issued as to 266,106 to Dundee Bancorp International Inc. ("Dundee Bancorp"), the

Corporation's largest shareholder, and as to 266,106 to Clarion Capital Corporation, a company controlled by a director of the Corporation. The balance of the 722,352 shares went to various other parties. Alumitech, an aluminum dross processor, has developed proprietary technology that enables it to have the ability to convert 100% of its dross feed into marketable products.

The acquisition of Alumitech has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The net purchase price was allocated as follows:


Working Capital                                                $    73,000
Property, plant and equipment                                    5,527,000
Patents                                                          7,363,000
Other assets                                                       225,000
Other liabilities                                               (2,192,000)
Deferred income taxes                                           (2,025,000)
                                                               -----------
                                                               $ 8,971,000
                                                               -----------
CONSIDERATION
Carrying value of investment at date of
 acquisition of remaining interest                             $ 2,372,000
Capital stock                                                    6,599,000
                                                               -----------
                                                               $ 8,971,000
                                                               -----------


The operating results of Alumitech have been included in the consolidated statements of income from the date of acquisition. On the basis of a pro forma consolidation of the results of operations as if the acquisition had taken place at the beginning of fiscal 1994, rather than at February 15, 1995, consolidated net sales would have been $64,500,000 for fiscal 1994, and $86,900,000 for fiscal 1995. Consolidated pro forma income and earnings per share would not have been materially different from the reported amounts for fiscal 1994 and 1995. Such pro forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of fiscal 1994.

Acquisition of the Assets of Benwood Limestone Company, Inc.

On May 15, 1995, the Corporation acquired the assets of Benwood Limestone Company, Inc. ("Benwood"), through its wholly-owned subsidiary, Suzorite Mineral Products, Inc. ("SMP"), for $3,658,000. The acquisition of Benwood augmented the Corporation's talc and mineral processing capability.

DISPOSITIONS

Asset Sale

During the third quarter of 1997, the Corporation sold certain assets previously utilized to manufacture refractory ceramic fiber. These assets were vended into a joint venture in which the Corporation retained an interest. The sale resulted in a pre-tax gain of $1,768,000, which has been included in other income (expense). Total proceeds were $4,324,000, which included $2,050,000 in cash and $2,274,000 in notes receivable included in accounts receivable.

3. INVENTORIES

                                                    1997             1996
                                               ------------      -----------
ORE, CONCENTRATES AND FINISHED PRODUCTS
Industrial minerals                            $  8,312,000      $ 8,565,000
Metal products                                    4,110,000        5,035,000
                                               ------------      -----------
                                                 12,422,000       13,600,000
MATERIALS AND SUPPLIES
Industrial minerals                               3,955,000        3,683,000
Metal products                                    1,218,000          888,000
                                               ------------      -----------
                                                  5,173,000        4,571,000
                                               ------------      -----------
                                               $ 17,595,000      $18,171,000
                                               ------------      -----------


4. PROPERTY, PLANT AND EQUIPMENT

                                                    1997             1996
                                               ------------      -----------
Land                                           $  5,344,000      $ 5,246,000
Mining properties and deferred costs              8,125,000        6,605,000
Buildings                                        18,092,000       16,728,000
Machinery and equipment                          64,952,000       50,937,000
Construction in progress                          8,308,000       15,065,000
                                               ------------      -----------
Total property, plant and equipment, at cost    104,821,000       94,581,000
Less: Accumulated depreciation,
 depletion and amortization                      34,009,000       32,497,000
                                               ------------      -----------
Net property, plant and equipment              $  70,812,000     $62,084,000
                                               ------------      -----------

The effective lives of the Corporation's buildings and machinery and equipment are estimated to be 30-40 years and 3-15 years, respectively. As of December 31, 1997, the Corporation estimates that approximately $3,973,000 will be expended to complete its construction in progress.

5. OTHER ASSETS


                                                      1997         1996
                                                   ----------   ----------
 Prepaid pension cost (Note 7)                     $1,378,000   $1,488,000
 Assets held for resale (Note 10)                     300,000      300,000
 Deferred financing costs                             646,000      659,000
 Long term note receivable                            549,000            -
 Other                                                547,000      318,000
 Patents, net                                       6,357,000    6,673,000
                                                   ----------   ----------
                                                   $9,777,000   $9,438,000
                                                   ----------   ----------

6. INCOME TAXES

The provision for income taxes consists of the following components:


                                         1997         1996         1995
                                      ----------  -----------   ----------
Income from operations before
 provision for income taxes
Domestic                              $7,476,000   $1,492,000   $7,708,000
Foreign                                  586,000      171,000      191,000
                                      ----------   ----------   ----------
Total pre-tax income                  $8,062,000   $1,663,000   $7,899,000
                                      ----------   ----------   ----------
Current tax provision
Federal                               $1,277,000     $478,000   $1,849,000
State and local                          211,000      123,000      293,000
Foreign                                  350,000       76,000       37,000
                                      ----------   ----------   ----------
Total                                  1,838,000      677,000    2,179,000
                                      ----------   ----------   ----------
Deferred tax provision
Federal                                  279,000   (1,369,000)     283,000
State and local                          152,000     (257,000)      55,000
Foreign                                        -            -       40,000
                                      ----------   ----------   ----------
Total                                    431,000   (1,626,000)     378,000
                                      ----------   ----------   ----------
Benefit of operating loss
 and tax credit carryforwards                  -            -   (3,076,000)
                                      ----------   ----------   -----------
Provision for (recovery of)
 income taxes                         $2,269,000   $ (949,000)  $ (519,000)
                                     -----------   ----------   ----------

The following tabulation reconciles the U.S. federal statutory income tax rate to the federal, state and foreign overall effective income tax rate.

                                                             1997         1996       1995
                                                            -----         -----      -----
                                                              %             %          %
Statutory federal rate                                       34.0         34.0        34.0
State income tax (net of federal benefit)                     3.0         (0.9)        1.4
Non-recognition from foreign loss                             1.3            -           -
Difference in foreign tax rates                               0.5            -           -
Benefit of operating loss carryforwards
 (net of foreign income taxes)                                  -        (43.8)      (38.1)
Percentage depletion                                        (11.4)       (47.9)       (4.9)
Other                                                         0.7          1.5         1.0
                                                            -----        -----       -----
Effective income tax rate                                    28.1        (57.1)       (6.6)
                                                            -----        -----       -----

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1997 and December 31, 1996, the Corporation had unused tax benefits of $6,661,000 and $6,172,000, respectively, related to U.S. federal and state net operating loss and tax credit carryforwards. Significant components of the Corporation's deferred tax assets and liabilities as of December 31 are as follows (dollars in thousands):

                                                     1997                            1996
                                U.S.     Foreign    Total       U.S.     Foreign     Total
                              -------   --------   -------      ----     -------     -----
Deferred tax assets
Net operating loss and
tax credit carryforwards       $6,661   $    -      $6,661     $6,172    $    -     $6,172
Accrued expenses and reserves     958        -         958        763         -        763
Bad debt allowances               110        -         110        139         -        139
Inventories                       280        -         280        526         -        526
Other                             167        -         167         63         -         63
                              -------               ------    -------    ------     ------
Gross deferred tax assets       8,176        -       8,176      7,663         -      7,663
Valuation allowance              (523)       -        (523)         -         -          -
                              -------   ------      ------    -------    ------     ------
Net deferred tax assets         7,653        -       7,653      7,663         -      7,663
                              -------   ------      ------    -------    ------     ------
Deferred tax liabilities
Property, plant and equipment   3,206    2,012       5,218      2,656     2,075      4,731
Patent                          1,658        -       1,658      1,791         -      1,791
Pension contributions             580        -         580        521         -        521
Other                             357        -         357        424         -        424
Total                           5,801    2,012       7,813      5,392     2,075      7,467
                              -------   ------      ------    -------    ------     ------
Net deferred tax
 (assets) liabilities         $(1,852)  $2,012      $  160    $(2,271)   $2,075     $ (196)
                              -------   ------      ------    -------    ------     ------

At December 31, 1997, the Corporation had approximately $12,462,000 of federal net operating loss carryforwards available to reduce future taxable income, which will expire between 2002 and 2011. Additionally, the Corporation has unused general business tax credits, which expire between 1998 and 2011, and alternative minimum tax credits. The Corporation also has state net operating losses and investment credit carryforwards; however, a valuation allowance of $523,000 has been recognized to offset the related deferred tax asset due to the uncertainty of realizing the full benefit of the tax attribute carryforward.

7. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

The Corporation has several pension plans covering substantially all domestic employees. The plans covering salaried employees provide pension benefits that are based on the compensation of the employee. In all plans, the plan assets exceed the benefit obligations and hence the plans are overfunded.

Net periodic pension cost (income) included the following components:



                                        1997         1996         1995
                                     ----------   ----------   ---------
Current service costs                $  466,000   $  528,000   $  369,000
Interest cost on projected
 benefit obligations                    978,000    1,028,000      940,000
Actual return on assets              (1,383,000)    (389,000)  (2,587,000)
Net amortization and deferral            49,000   (1,023,000)   1,164,000
                                     ----------   ----------   ----------
Net pension expense (income)         $  110,000   $  144,000   $ (114,000)
                                     ----------   ----------   ----------


Net amortization and deferral consists of amortization of net assets at transition and deferral of subsequent net gains and losses. The assumptions used to determine projected benefit obligations were (i) a discount rate of 7% in 1997, 1996 and 1995; (ii) an expected long term rate of return on assets of 8.75% in 1997, 1996 and 1995; and (iii) an increase in the level of compensation of 4% in 1997, and 6% in each of 1996 and 1995.

The status of the plans and the amounts recognized in the consolidated balance sheets of the Corporation for its pension plans as of December 31, 1997 and 1996 are tabulated below:

                                                   1997          1996
                                              -------------  ------------
 Actuarial present value of benefit
   obligations vested benefit
   obligation                                  $ 11,191,000   $ 11,687,000
                                               ------------   ------------
 Accumulated benefit obligation                $ 11,350,000   $ 11,896,000
                                               ------------   ------------
 Projected benefit obligation                  $(15,126,000)  $(15,925,000)
 Plan assets at fair value                       17,147,000     16,432,000
                                               ------------   ------------
 Plan assets in excess of projected
  benefit obligation                              2,021,000        507,000
 Unrecognized net loss                             (662,000)     1,071,000
 Prior service cost not yet recognized
  in net periodic pension cost                      196,000        239,000
 Unrecognized net assets at year end               (177,000)      (329,000)
                                               ------------    -----------
 Prepaid pension cost included in
  consolidated balance sheets                  $  1,378,000    $ 1,488,000
                                               ------------    -----------

Other Postretirement Benefits

The Corporation provides healthcare and life insurance benefits for certain retired employees, which are accrued as earned (Note 1). The cost of such benefits was $66,000 in 1997, $85,000 in 1996 and $95,000 in 1995. The
unrecognized obligation for postretirement benefits is not material.

8. LONG TERM DEBT

                                            1997            1996
                                        -----------     -----------
Credit facility (a)                     $18,056,000     $14,167,000
Other term loans (b)                              -         813,000
Industrial Development
 Revenue Bonds (c)                        3,570,000       4,080,000
Promissory notes                             70,000         113,000
Capital leases (d)                          654,000         488,000
Other                                       196,000         337,000
                                        -----------     -----------
Total debt                               22,546,000      19,998,000
Less: Current portion                     2,019,000       2,201,000
                                        -----------     -----------
Long term debt                          $20,527,000     $17,797,000
                                        -----------     -----------

(a) During 1995, the Corporation entered into a $30,224,000 credit facility with a syndicate of two banks. During 1997, the credit facility was amended to increase the total availability to $50,224,000. The amended credit facility is further subdivided into four facilities: (i) a $30,000,000 revolving credit facility; (ii) a $10,000,000 multiple advance term loan facility; (iii) a $5,224,000 standby letter of credit; and (iv) a $5,000,000 operating line. These facilities are secured by specific assets and a floating charge over the Corporation's assets. The facilities bear interest at rates varying from bank prime to bank prime plus 0.25% and from LIBOR plus 1.25% to LIBOR plus

2.25%, depending upon certain financial tests. As at December 31, 1997 and December 31, 1996, there was $3,000,000 and $5,000,000, respectively, outstanding under the operating line and $8,056,000 and $9,167,000, respectively, outstanding under the multiple advance term loan facility. Advances under the revolving credit facility as at December 31, 1997 and 1996 were $10,000,000 and $5,000,000, respectively, and the standby letter of credit was issued to secure Pyron Corporation's ("Pyron") Industrial Development Revenue Bonds (see (c) below). The operating line matures June 30, 1998 and is reviewed annually for renewal. The multiple advance term loan facility requires quarterly payments of $278,000 which commenced April 1, 1996 with the balance outstanding, if any, due January 1, 2000.

(b) The other term loans incurred interest at the prime rate of the lending institution plus 1.25% to 1.5% and were repaid in full during 1997.

(c) Pyron entered into a lease agreement on November 29, 1989 with the Niagara County Industrial Development Agency (the "Agency") to partially finance the construction of a manufacturing facility, acquire and install equipment and machinery, and renovate the existing Pyron facility for the purpose of manufacturing atomized steel powders. The agreement authorized the Agency to issue and sell Industrial Development Revenue Bonds in the aggregate principal amount of $7,650,000 to provide the funds for the project.

     While the bonds are not the obligation of Pyron, the agreement requires Pyron to make quarterly rental payments equal to the debt service under the sinking fund requirements and interest on the outstanding principal to the Agency. The amount outstanding at December 31, 1997 and 1996 was $3,570,000 and $4,080,000, respectively. Pyron's annual obligation under the agreement is $510,000 until paid.

     The bonds bear interest at a variable rate not to exceed 15% per annum. The rate at December 31, 1997 was 4.15% and at December 31, 1996 was 4.15%. Pyron has the option to convert the bonds to a fixed interest rate at any time during the term. Under the lease agreement, Pyron may purchase the facility at any time during the term, which expires November 1, 2004, by paying the outstanding principal amount of the bonds plus $1.

     The bonds are collateralized by a mortgage on the land, the new facility and the existing facility, which have an aggregate net book value of approximately $9,602,000 at December 31, 1997.

     A bank has provided Pyron with a letter of credit which is available to support Pyron's obligations under the lease agreement. If the bondholders tender their bonds for repayment, the letter of credit will be utilized to pay the bondholders. The letter of credit is collateralized under the credit facility in (a) above. The letter of credit expires on October 1, 1999.

(d) The Corporation has long term capital lease agreements at various rates and for various terms with maturities ranging from 1998 to 2002 for equipment used in its operations. The carrying value of the leased equipment as of December 31, 1997 was $623,000. The current obligation under the long term lease agreement is $280,000.

Principal repayments on long term debt are as follows:


                                         -----------
1998                                     $ 2,019,000
1999                                       1,850,000
2000                                      16,515,000
2001                                         618,000
2002                                         524,000
Thereafter                                 1,020,000
                                         -----------
                                         $22,546,000
                                         -----------

Interest

Interest earned and expensed in each of the past three years is summarized below:

                                       1997          1996         1995
                                    ----------   ------------   ---------
Interest income                    $   150,000    $    93,000    $ 268,000
Interest expense                    (2,094,000)    (1,041,000)    (791,000)
                                   -----------    ------------   ---------
Net interest expense               $(1,944,000)   $  (948,000)   $(523,000)
                                   -----------    ------------   ---------




9. COMMON SHARES, STOCK OPTIONS AND WARRANTS

Shares Outstanding

During 1995, the Corporation increased its authorized common stock from 10,000,000 to 25,000,000, par value one dollar per share, of which 20,000,000 will be denominated common shares and 5,000,000 will be denominated preferred shares. There were 8,463,491 common shares issued and outstanding as of December 31, 1997 and 8,269,099 common shares as of December 31, 1996.

During 1997, 1996 and 1995, 90,000, 80,000 and 49,000 common shares, respectively, were purchased pursuant to the Corporation's employee stock purchase plan for an aggregate cost of $729,000, $672,000 and $471,000, respectively.

As part of a share repurchase program in 1997, the Corporation purchased 60,000 common shares on the open market for an aggregate cost of $492,000, 344,000 common shares in 1996 for an aggregate cost of $3,170,000, and 376,000 common shares in 1995 for an aggregate cost of $3,572,000.

In 1995, the Corporation completed its purchase of 100% of Alumitech by issuing 722,352 common shares with an ascribed value of $6,599,000.

Dividends

On November 21, 1997, the Corporation declared a 2% stock dividend to shareholders of record on December 1, 1997, which was paid December 15, 1997. Retained earnings were charged $1,598,000 as a result of the issuance of 165,537 common shares of the Corporation, and cash payments of $5,000 in lieu of fractional shares.

On October 18, 1996, the Corporation declared a 2% stock dividend to shareholders of record on November 4, 1996, which was paid November 18, 1996. Retained earnings were charged $1,255,000 as a result of the issuance of 161,398 common shares of the Corporation, and cash payments of $5,000 in lieu of fractional shares.

On November 10, 1995, the Corporation declared a 2% stock dividend to shareholders of record on November 24, 1995, which was paid December 8, 1995. Retained earnings were charged $1,403,000 as the result of the issuance of 167,149 common shares of the Corporation, and cash payments of $3,000 in lieu of fractional shares.

Stock Options

The Corporation provides stock option incentive plans and has, with shareholder approval, issued options to certain directors outside of the plans. The plans are intended to provide long term incentives and rewards to executive officers, directors and other key employees contingent upon an increase in the market value of the Corporation's common shares. Options for 10% of the Corporation's outstanding common shares are issuable under the plans.

The following is a summary of option transactions under the Corporation's stock option plans:

                                               1997          1996          1995
                                              -------       -------       -------
Options outstanding at beginning of year      845,550       852,550       556,550
Options granted during the year               198,000        61,000       341,000
Options exercised during the year             (13,800)      (45,000)      (38,250)
Options canceled during the year              (87,000)      (23,000)       (6,750)
Options outstanding at end of year            942,750       845,550       852,550
Options exercisable at end of year            628,250       631,550       511,550
Price range of options granted
  during the year                        $7.00 - 8.63  $7.75 - 9.75  $9.125-10.13


The options expire from 1998 to 2003. In addition, directors out of the plan were, in aggregate, granted 30,000 shares in 1997.

The Corporation does not recognize compensation expense for its stock-based compensation plans. Had compensation cost for the stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", the Corporation's net income and earnings per share would have been reduced by approximately $221,000 or $0.03 per share in 1997, $341,000 or $0.04 per share in 1996 and $2,177,000 or $0.28 per share in 1995.
The fair value of the options granted during 1997, 1996 and 1995 is estimated to be $221,000, $173,000 and $1,344,000, respectively. The fair value of each option grant is estimated on the date of grant using the

Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995: dividend yield of 0%; expected volatility of 32%, 38% and 39%, respectively; risk-free interest rate of 5.5%; and an expected life of 5 years.

Warrants

During 1993, in connection with the acquisition of Suzorite Mica Products Inc., the Corporation issued a transferable warrant to Dundee Bancorp to purchase at any time prior to July 15, 1995 up to 100,000 common shares (104,040 shares after adjustments for stock dividends) at $7.00 per share. The warrant was exercised by Dundee Bancorp on July 14, 1995 for proceeds of $700,000. As a result of a stock rights offering in 1990, 725,769 warrants were issued. Each warrant entitled the holder to purchase, prior to July 15, 1995, 1.08 common shares at an exercise price of $8.56 per share, which was repriced from $9.25 per share as a result of dilution due to the issuance of stock dividends. Of the 725,769 warrants originally issued, the Corporation repurchased 218,046 warrants at an aggregate cost of $222,000. During 1995, 448,000 warrants were exercised for 484,027 common shares for net proceeds of $4,143,000. During 1994, 31,514 warrants were exercised resulting in the issuance of 32,771 common shares at an exercise price of $8.88 per share for aggregate proceeds of $291,000. There were no remaining warrants outstanding as at December 31, 1995.

Note Receivable from Shareholder

The note receivable from shareholder of $1,749,000 represents amounts due from the Corporation's President and Chief Executive Officer pursuant to the Key Executive Common Stock Purchase Plan. The loan, which was used to acquire 357,000 common shares of the Corporation, is non-interest bearing and secured by a pledge of most of the shares acquired. The terms were amended in 1997 and the loan is now due on the earlier of August 12, 1998 or 30 days after the termination of employment. Since the loan arose from the sale of shares, it is classified as a reduction of shareholders' equity.

10. REORGANIZATION CHARGES AND UNUSUAL ITEMS

Reorganization Charges

During the first quarter of 1996, the Corporation recognized reorganization costs of $1,752,000 in connection with the reorganization of its minerals division, a write-down to market of inventory held in Brazil, and the recognition of a provision for costs associated with storing and selling the material. The Brazilian enterprise was unsuccessful primarily due to rapidly deteriorating market prices which made market penetration extremely difficult.

Unusual Items

In December 1991, the Corporation closed its industrial minerals plant located in Connecticut. The assets of this operation were reclassified to assets held for resale and written down in 1991 by $430,000 to their estimated net realizable value. These assets were written down by a further $300,000 in 1993. In 1995, a portion of the property was sold for approximately net book value. In 1996, the purchaser defaulted on the payment obligations. Accordingly, the Corporation instituted legal action to repossess the property. A provision of $723,000 has been recorded to provide for reclamation costs, legal costs and to write-down the property to current market value.

11. OPERATING LEASES AND OTHER COMMITMENTS

Operating Leases

The Corporation has a number of operating lease agreements primarily involving equipment, office space, warehouse facilities and rail sidings. The operating lease for equipment provides that the Corporation may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at the fair market value. An operating lease for office facilities contains escalation clauses for increases in operating costs and property taxes. The majority of the leases are cancellable and are renewable on a yearly basis.

Future minimum rental payments required by operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of December 31, 1997 are as follows:


Years                                               Minimum Lease Payments
-----                                               ----------------------
1998                                                      $  515,000
1999                                                         341,000
2000                                                         287,000
2001                                                         282,000
2002                                                         273,000
Thereafter                                                   556,000
                                                          ----------
Total minimum lease payments                              $2,254,000
                                                          ----------


Rent expense was $492,000, $668,000 and $442,000 in 1997, 1996 and 1995,
respectively.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of certain unaudited quarterly financial data.


                                           1997          1996
                                       -----------    -----------
NET SALES
 First quarter                         $23,700,000    $22,405,000
 Second quarter                         25,199,000     21,356,000
 Third quarter                          24,773,000     21,601,000
 Fourth quarter                         23,554,000     21,058,000
                                       -----------    -----------
                                       $97,226,000    $86,420,000
                                       -----------   ------------
OPERATING INCOME
  First quarter                         $1,766,000      $ 170,000
  Second quarter                         2,255,000      1,512,000
  Third quarter                          2,372,000      1,444,000
  Fourth quarter                         1,978,000        (60,000)
                                        ----------     ----------
                                        $8,371,000     $3,066,000
                                        ----------     ----------
 NET INCOME
  First quarter                         $  862,000     $    6,000
  Second quarter                         1,064,000        819,000
  Third quarter                          2,095,000        779,000
  Fourth quarter                         1,772,000      1,008,000
                                        ----------     ----------
                                        $5,793,000     $2,612,000
                                        ----------     ----------
 NET INCOME PER SHARE - BASIC
  First quarter                               $.11           $.00
  Second quarter                               .13            .10
  Third quarter                                .26            .10
  Fourth quarter                               .22            .13
                                              ----           ----


13. FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Corporation to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Corporation's customer base and their dispersion across a number of different industries, principally construction, glass, electrical and automotive.

Financial instruments comprise cash and cash equivalents, accounts receivable, short term bank borrowings, accounts payable, accrued liabilities, and long term debt. The fair value of these financial instruments approximates their carrying value reflecting: (i) the proximity to market rates of the interest obligations on the debt instruments; and (ii) the limited durations of all of the other instruments.

14. CHANGES IN NON-CASH WORKING CAPITAL ITEMS

The changes in non-cash working capital items are as follows:


                                                   1997          1996          1995
                                               -----------   -----------   -----------
(Increase) in accounts receivable              $(1,285,000)  $(1,838,000)  $  (783,000)
Decrease (increase) in inventories                 576,000     2,005,000    (2,742,000)
Decrease (increase) in prepaid expenses            602,000      (547,000)      (16,000)
Increase (decrease) in accounts
  payable and accrued liabilities                2,882,000      (185,000)   (1,495,000)
Increase in accrued income taxes                   934,000        32,000       376,000
                                               -----------    ----------   -----------
                                               $ 3,709,000    $ (533,000)  $(4,660,000)
                                               -----------    ----------   -----------

15. RELATED PARTY TRANSACTIONS

As at December 31, 1997 and 1996, accounts receivable included amounts due from directors of $115,000 and $350,000, respectively. These amounts are non-interest bearing, with no fixed terms of repayment, and have not otherwise been disclosed in the consolidated financial statements.

During 1997, the Corporation agreed to guarantee a personal loan in the amount of $600,000 drawn down by the President and Chief Executive Officer. The proceeds of the loan were used to acquire common shares of the Corporation on the open market. The shares acquired are held by the Corporation as security for the guarantee.

16. SEGMENT INFORMATION

The Corporation has two principal lines of business and is organized into two operating units based on its product lines: (i) industrial minerals, and (ii) metal products. Industrial mineral products include feldspar, kaolin, mica, talc, baryte, feldspathic sand and industrial sand. These products are marketed principally to the automotive, housing, and ceramics industries in North America. They are produced from mines and processing plants located near Edgar, Florida; Monticello, Georgia; Murphy, North Carolina; Spruce Pine, North Carolina; Natural Bridge, New York; Van Horn, Texas; Benwood, West Virginia; Boucherville, Quebec; and Suzor Township, Quebec. Metal products are processed in Niagara Falls, New York; St. Marys, Pennsylvania; and Greenback and Maryville, Tennessee. The Corporation's ferrous and non-ferrous metal powders are marketed primarily in North America to manufacturers of powder metallurgy parts used in the automotive and transportation industries. Aluminum dross is recycled at a plant in Cleveland, Ohio and ceramic fiber products are marketed from a plant in Streetsboro, Ohio. Corporate assets principally include cash, term deposits, and furniture and fixtures.

Information pertaining to sales and earnings from operations and assets by business segment appears below:



                                        1997           1996         1995
                                    ------------   ------------  ------------
Net sales (a)
 Industrial minerals                 $43,396,000    $40,469,000   $37,089,000
 Metal products                       53,830,000     45,951,000    47,967,000
                                    ------------    -----------  ------------
Total                                $97,226,000    $86,420,000   $85,056,000
                                    ------------    -----------  ------------
Operating income (a)
 Industrial minerals                  $5,203,000    $ 3,118,000    $4,622,000
 Metal products                        3,221,000      1,868,000     3,677,000
 Reorganization charges (b)                    -     (1,752,000)            -
 General unallocated corporate           (53,000)      (168,000)       43,000
                                    ------------    -----------  ------------
Total                                  8,371,000      3,066,000     8,342,000
                                    ------------    -----------  ------------
Interest expense net                  (1,944,000)      (948,000)     (523,000)
Other income, (expense) net (b)        1,635,000       (455,000)       80,000
Income before income taxes            $8,062,000     $1,663,000    $7,899,000
Capital expenditures (a) (c)
Industrial minerals                   $9,945,000    $11,855,000    $9,653,000
Metal products                         6,633,000      4,528,000     5,784,000
Corporate                                  6,000         43,000        14,000
                                    ------------    -----------  ------------
Total                                $16,584,000    $16,426,000   $15,451,000
                                    ------------    -----------  ------------
Depreciation, depletion
 & amortization (a)
Industrial minerals                   $3,228,000     $2,352,000    $1,932,000
Metal products                         2,241,000      1,948,000     1,451,000
Corporate                                402,000        394,000       306,000
Total                                 $5,871,000     $4,694,000    $3,689,000
Identifiable assets at year end (a)
Industrial minerals                  $65,750,000    $60,915,000   $52,348,000
Metal products                        42,400,000     37,145,000    34,133,000
Corporate (d)                         10,624,000     11,316,000    10,200,000
                                    ------------   ------------   -----------
Total                               $118,774,000   $109,376,000   $96,681,000
                                    ------------   ------------   -----------



(a) The Corporation's businesses are located in the United States and Canada, which the Corporation considers one geographic segment.

(b) See Note 10.

(c) Capital expenditures for 1995 exclude property, plant and equipment of $9,027,000 acquired in connection with the Corporation's 1995 acquisitions (Note 2).

(d) Includes cash and cash equivalents for all years presented.

17. CONTINGENCIES

The Corporation is involved in various legal actions in the normal course of business. In the opinion of management, the aggregate amount of any potential liability, for which provision has not already been made, is not expected to have a material adverse effect on the Corporation's financial position or its results.

18. SUBSEQUENT EVENTS

(i) In January 1998, the Corporation, through its wholly-owned subsidiary, Zemex Industrial Minerals, Inc., acquired Aspect Minerals, Inc., a muscovite mica producer, for approximately $2,200,000, which includes the assumption of debt. The two facilities acquired in the purchase are located in the Spruce Pine, North Carolina area and will operate under the name Zemex Mica Corporation. The acquisition was financed through borrowings on the Corporation's credit facility.

(ii) On February 24, 1998, Industria Mineraria Fabi S.r.l. ("Fabi") became a partner in the Corporation's talc facility located in Benwood, West Virginia by acquiring a 40% interest in a new limited liability company, Zemex Fabi-Benwood, LLC. As part of the transaction, Fabi paid $3,400,000 and is providing access to its technology. SMP, a wholly-owned subsidiary of the Corporation, will manage the new entity pursuant to an operating agreement.

19. COMPARATIVE FIGURES

Certain 1996 and 1995 figures in the consolidated financial statements have been reclassified to conform with the 1997 presentation.

         -----------------------------------------------------------------
                            SELECTED FINANCIAL DATA
         -----------------------------------------------------------------

                              1997          1996          1995          1994           1993
                         ------------  -------------  ------------  ------------   -----------
SUMMARY OF OPERATIONS
Net Sales                $ 97,226,000   $ 86,420,000   $85,056,000   $55,306,000   $47,958,000
Reorganization
 and Restructuring
 Charges                            -      1,752,000             -             -     1,250,000
Operating Income            8,371,000      3,066,000     8,342,000     5,841,000     1,237,000
EBITDA(a)                  15,877,000      7,305,000    12,111,000     8,319,000     6,952,000
Other Income
  (Expenses)                 (309,000)    (1,403,000)     (443,000)     (262,000)    2,421,000
Net Income                  5,793,000      2,612,000     8,418,000     6,250,000     1,852,000
                         ------------   ------------   -----------   -----------   -----------
FINANCIAL POSITION
Working Capital          $ 18,975,000   $ 18,688,000   $19,709,000   $26,046,000   $ 9,288,000
Total Assets              118,774,000    109,376,000    96,681,000    70,864,000    48,414,000
Long Term Debt
  (non-current
  portion)                 20,527,000     17,797,000     7,485,000     5,461,000     8,735,000
                        -------------   ------------   -----------   -----------    ----------
COMMON SHARES
Average Common
 Shares
 Outstanding                8,097,642      7,937,379     7,843,992     5,149,401     4,148,009
Actual Common
 Shares Issued
 and Outstanding
 at Year End                8,463,491      8,269,099     8,355,722     7,168,153     4,535,283
                        -------------   ------------   -----------   -----------    ----------
PER COMMON SHARE
Basic Earnings
  per Share                     $0.72          $0.33         $1.07         $1.21         $0.45
Diluted Earnings
  per Share                      0.70           0.32          1.03          1.12          0.40
  EBITDA(a) per Share            1.96           0.92          1.54          1.62          1.68
                        -------------   ------------   -----------    ----------    ----------
COMMON SHARE PRICES
High                           $10.94         $10.00        $10.88        $12.25         $8.00
Low                              6.75           6.88          8.25          6.13          4.50
Year End                         8.75           7.00         10.00          8.63          6.75
                        -------------   ------------   -----------    ----------   -----------


(a) EBITDA is defined as earnings before interest, tax, depreciation and amortization

CORPORATE DIRECTORY

BOARD OF DIRECTORS
Paul A. Carroll
Chairman and Chief Executive Officer,World Wide Minerals Ltd. (1)

Morton A. Cohen
Chairman, President and Chief Executive Officer,Clarion Capital Corporation

John M. Donovan
Corporate Consultant (1)(2)(3)

Thomas B. Evans, Jr.
Vice Chairman, The Evans Group, Ltd. (2)

Ned Goodman
Chairman, President and Chief Executive Officer, Dundee Bancorp Inc.

Peter O. Lawson-Johnston
Chairman and Trustee, Solomon R. Guggenheim Foundation;
Chairman, The Harry Frank Guggenheim Foundation (1)(3)

Richard L. Lister
President and Chief Executive Officer of the Corporation (3)

Patrick H. O'Neill
Corporate Consultant (2)

William J. vanden Heuvel
Counsel, Strook, Strook & Lavan (3)

(1) Member of the Executive Compensation/Pension Committee
(2) Member of the Audit Committee
(3) Member of the Executive Committee

OFFICERS
Peter O. Lawson-Johnston
Chairman of the Board

Richard L. Lister
President and Chief Executive Officer

Allen J. Palmiere
Vice President and Chief Financial Officer

Peter J. Goodwin
Vice President
President, Industrial Minerals

Terrance J. Hogan
President, Alumitech, Inc.

George E. Gillespie
President, Metal Powders

Patricia K. Moran
Corporate Secretary and Assistant Treasurer

EXECUTIVE OFFICE
Zemex Corporation
Canada Trust Tower
BCE Place, 161 Bay Street
Suite 3750, P.O. Box 703
Toronto, Ontario
Canada M5J 2S1
Telephone: (416) 365-8080
Fax: (416) 365-8094
Website: www.zemexcorp.com

INDEPENDENT PUBLIC ACCOUNTANTS
Deloitte & Touche
Toronto, Ontario, Canada

TRANSFER AGENT AND REGISTRAR CAPITAL STOCK
First Union National Bank of North Carolina
Shareholder Services Group
1525 West W.T. Harris Blvd-3C3
Charlotte, North Carolina
U.S.A. 28262-1153
Telephone: (704) 590-7387
Fax: (704) 590-7598

FORM 10-K
Copies of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1997 will be available after April 1, 1998 by writing to Shareholder Relations at the Executive Office

Printed in Canada on recycled paper

Design: Tara Pain Rowlands Design
Photography: Jim Allen
Production: Walter J. Mishko & Co. Inc.