Form 10-K405, Exhibit 13
period 1998-12-31
ZEMEX CORP
filed 1999-03-29
CIK 75644

                                   EXHIBIT 13

                              FINANCIAL HIGHLIGHTS


                                                                        1998             1997             1996
                                                                ------------    -------------      -----------
summary of operations
Net Sales                                                       $103,894,000    $  97,226,000      $86,420,000
Operating Income                                                  10,192,000        8,371,000        3,066,000
Other, net (expense) income                                         (822,000)       1,635,000          455,000
Net Income                                                         5,365,000        5,793,000        2,612,000
Capital Expenditures                                              20,728,000       16,584,000       16,426,000

financial position
Working Capital                                                 $ 14,810,000    $  18,975,000      $18,688,000
Shareholders' Equity                                              81,898,000       76,535,000       70,997,000

per common share
Net Income                                                      $       0.65    $        0.70      $      0.32
Shareholders' Equity                                                    9.41             9.04             8.59

common shares
Weighted Average Common Shares Outstanding                         8,286,178        8,267,630        8,272,904
Common Shares Issued And Outstanding At Year End                   8,707,796        8,463,491        8,269,099

Note: all dollar amounts shown herein are in U.S. dollars



                               TABLE OF CONTENTS

     To Our Shareholders  . . . . . . . . . . . . . . . . . . . . . . . .2

     Industrial Minerals  . . . . . . . . . . . . . . . . . . . . . . . .5

     Metal Powders  . . . . . . . . . . . . . . . . . . . . . . . . . . 11

     Alumitech  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17

     Management's Discussion and Analysis  . . . . . . . . . . . . . . .23

     Independent Auditors' Report  . . . . . . . . . . . . . . . . . . .32

     Management's Report  . . . . . . . . . . . . . . . . . . . . . . . 33

     Audit Committee Report  . . . . . . . . . . . . . . . . . . . . .  33

     Consolidated Financial Statements  . . . . . . . . . . . . . . . . 34

     Notes to Consolidated Financial Statements  . . . . . . . . . . .  38

     Financial Data (Unaudited)  . . . . . . . . . . . . . . . . . . . .61

     Selected Financial Data  . . . . . . . . . . . . . . . . . . . . . 62


                              Zemex Corporation 1

                               TO OUR SHAREHOLDERS





Despite the turmoil that affected world markets in 1998, Zemex reported a 22% increase in operating earnings on a 7% increase in sales. Each of our divisions executed its business strategy well in 1998, focusing on quality and service as well as cost reduction and production optimization. We also significantly increased margins, acquired and digested two acquisitions and developed several new value-added products during the year. These efforts should help make our customers more competitive and give Zemex a sustainable competitive advantage in the marketplace, enhancing our position and profitability going forward.

We have experienced and knowledgeable teams in place at the divisional level and have developed leading positions in niche markets, earning a reputation among our customers and suppliers as a well-run, highly-competitive company. Our strength is found in both our sales and marketing teams and our eighteen operating facilities; they have positioned us as a major supplier of industrial minerals, metal powders, and specialty products. A hidden strength is our pre-eminent industrial mineral resource position, one of the strongest of any competitive North American supplier.

In recent months, Zemex has had somewhat of a re-birth with its reincorporation in Canada. In view of this, we would like to answer some questions our shareholders have posed with respect to the past year and our strategy going forward, and address what we believe are currently the salient issues for shareholders.

Reincorporation

The change in domicile of the Corporation from Delaware to Canada resulted from our desire to foster greater access to Canadian capital markets and especially Canadian investors who appear to have a significant interest in industrial minerals and metal processing companies. This change in domicile did not result in any change to the business of Zemex or to the equity or voting interests of our shareholders. However, it did result in our common shares being listed on both the Toronto Stock Exchange and the New York Stock Exchange, which should result in greater exposure in the marketplace and ultimately benefit our shareholders.

The basis for this change is straightforward. Zemex is a successful and profitable company, as witnessed by our growth over the past six years, yet this has not been reflected in our share price or in our trading volumes. One reason for this is that Zemex is considered to be a small company by U.S. standards and, as a result, is often overlooked by U.S. analysts and investors. In the Canadian marketplace, Zemex is considered a solid, mid-size company and as such should attract greater interest from the investment community.

Acquisitions

Zemex plans to grow its three divisions, both internally and through synergistic acquisitions. In 1998, we were fortunate enough to be able to acquire a mica operation, which will strengthen and augment our industrial mineral group, and an aluminum dross recycling facility, which will support our growth strategy in Alumitech. Although we


                               Zemex Corporation  2
realized some benefit from these acquisitions in 1998, the retrofitting of these two acquisitions carried out during 1998 and early 1999 should make a significant contribution to earnings in 1999.

One of the major frustrations of 1998 was our thwarted takeover of Inmet Mining Corporation, a major Canadian base and precious metals mining company. We began to look at Inmet a couple of years ago. Last spring we reviewed its assets and decided that they could be of greater value than the marketplace perceived. Originally, our interest in Inmet stemmed from their Austrian tungsten mine, concentrator and processing plant, a facility which would have been synergistic to the technology and target markets of our metal powder operations. Unfortunately, we were prevented from acquiring Inmet by that company's defensive measures.

Day-To-Day Business Strategy

Our focus is to substantially increase the inherent value of the Corporation on an ongoing basis by:

o continuing to deliver superior quality and service to our customers in order to achieve leading market share positions;

o continuing our focus on developing new value-added products and supporting them with aggressive marketing and sales programs;

o continuing to pursue compelling, strategically important acquisitions which meet our demanding criteria and which will closely complement our existing activities;

o continuing to utilize and improve our technology as an integral tool to increasing operating efficiency and maintaining our low-cost producer status; and

o continuing to build a lean, effective, aggressive organization with the responsiveness necessary to seize emerging opportunities.

In the future, we will continue to turn technology and markets to our advantage, invest for growth and seek new customers and niche markets. We enter the last year of this century proud of our accomplishments and confident in the future of the Corporation.

Today's Zemex Corporation is a strong, growing company. Our strength comes from the energy, ingenuity and dedication of our employees and our supportive, knowledgeable board of directors. Their combined commitment to our success is a competitive advantage few companies can match.


/s/ Richard L. Lister                              /s/ Peter O. Lawson-Johnston
Richard L. Lister                                      Peter O. Lawson-Johnston
President and Chief Executive Officer                     Chairman of the Board




                               Zemex Corporation  3

                                   [ PICTURE ]



                               Zemex Corporation  4

                                                             INDUSTRIAL MINERALS









                                   [PICTURE]









Zemex's industrial minerals group ("ZIM") mines, processes and supplies industrial mineral products primarily for the ceramics, plastics and coatings industries. These materials include feldspar, kaolin, mica, talc, barytes and sand for use in a multitude of consumer and industrial products and applications. With eleven operating facilities and eight mines located in North America, ZIM provides strong, growing cash generation and made a solid contribution to the Corporation's financial results in 1998. ZIM's strategy is twofold: first, to be the largest or one of the largest suppliers to niche industries and, second, to ensure that it has the strongest resource base among its competitors.

ZIM is a major supplier of sodium feldspar to the ceramics industry, where it is used in the production of ceramic plumbing fixtures and in floor and wall tiles, and potassium feldspar, which is used in frits, glazes and technical glass applications such as television picture tubes. ZIM produces appproximately 330,000 tons of sodium and potassium feldspar annually and demand remains strong.







                               Zemex Corporation  5

                                   [ PICTURE ]





                               Zemex Corporation  6

                                                                     BILL ROGERS






                                   [ PICTURE ]







                               Zemex Corporation  7

                                   [ PICTURE ]



The company also produces a full range of mica products for use in the manufacture of paints, plastics, and fillers and supplies almost all of the high-end, domestic phlogopite mica market. ZIM also has about 30% of the muscovite mica market, supplying the needs of the paint, plastics and wallboard industries.

In 1998, the performance of several product categories stood out: sodium and potassium feldspar sales volumes increased 11.2%, primarily as a result of continued strong demand from the company's traditional customer base in the ceramic tile, plumbing fixture, and glassware industries and inroads the company has made in other new market sectors. ZIM also recorded significant volume increases in industrial sand products as well as increased market penetration of its muscovite mica products.

During the year, continued strides were made in margin improvements and operating efficiencies. At ZIM's feldspar facility in Spruce Pine, North Carolina, efforts were focused on refining the process and maximizing ore recovery. The result: a 10% increase in feldspar recovery. Similarly, the redesign of certain screening circuits has allowed the company to increase capacity by 30% at ZIM's phlogopite mica processing facility in Boucherville, Quebec.

Internationally, ZIM continued to implement its talc strategy, forming a joint venture with Industria Mineraria Italiana Fabi S.r.l ("Fabi"), a highly regarded technological leader and a major talc supplier to the plastics industry in Europe. In early 1998, Fabi became a partner in ZIM's Benwood, West Virginia grinding facility through the acquisition of a 40% interest in a new entity, Zemex Fabi-Benwood, LLC. This joint venture gives ZIM exclusive access to Fabi's application technology and has enabled the company to develop and introduce Zemex Fabi-Benwood world talc products: high-quality talc products targeted to the more sophisticated North American plastics industry. Additionally, as part of the joint venture, ZIM has access to Fabi's Mount Seabrook talc deposit in Australia. This relationship with Fabi will allow ZIM to accelerate its penetration of the upper end of the finely ground talc business.

The past year also saw the company introduce a variety of muscovite mica products to the marketplace following ZIM's acquisition of a muscovite mica operation in the Spruce Pine area of North Carolina. After completion of its retrofitting in early 1999, this acquisition will allow ZIM to process mined ore as well as up-grade the by-product




                               Zemex Corporation  8

                                   [ PICTURE ]



mica produced at its nearby feldspar operation and convert that mica into high-quality value-added material. As a result of this strategic acquisition, ZIM will expand its offerings to the paint and plastics industries, markets it already serves with its phlogopite mica, talc and barytes products. The addition of muscovite mica to its already expansive product line will allow ZIM to penetrate the mid-range mica market and become a significant full-line supplier of mica products.

ZIM is committed to continual improvement in its health and safety record. In 1998, ZIM employees worked 555,000 hours and recorded only one lost time accident, an improvement of 600% from the previous year. We consider this to be a very important milestone.

ZIM's substantial growth in the industrial minerals market is being driven by a concentrated focus on establishing the industry standard for reliable, quality products with strong customer relationships. In the years ahead, industrial minerals will increase their importance as a vital part of everyday life, finding increased use in consumer products ranging from glassware and plumbing fixtures, to ceramic floor and wall tiles, to paints and plastics. ZIM will be instrumental in meeting the strong and growing demand for industrial minerals as a highly efficient producer offering a broad range of quality products backed by exceptional service and technology.

















                               Zemex Corporation  9

                                   [ PICTURE ]





                              Zemex Corporation  10

                                                                   METAL POWDERS









                                   [PICTURE]











Pyron, Zemex's metal powders group, is a leading supplier of ferrous and non-ferrous metal powders. In recent years, Pyron has redefined its business strategy to be a producer of specialty value-added products for the rapidly growing powder metallurgy (P/M) markets serving the automotive and appliance industries. It produces hydrogen reduced sponge iron powders primarily directed to the friction industry, both automotive and non-automotive, and it also produces copper and copper alloy powders for the small appliance, friction and automotive markets. Pyron has also made significant inroads into developing powder products for soft magnetics, oxygen removal, projectile components, and welding rods and wires, as well as a vast array of consumer related products that require the unique performance characteristics of Pyron's metal powders.

Highly developed complex P/M parts are made by compacting powders into a mold and sintering the resultant shapes in a controlled-atmosphere. There is virtually no wastage of material using this process and often little or no need for secondary machining. Industry sources believe that future demand for P/M parts should continue to accelerate as metal powders are utilized in larger and more sophisticated applications.



                           Zemex Corporation  11

                                  [ PICTURE ]






                              Zemex Corporation  12

                                                                   WELKER FAMILY



                                  [ PICTURE ]






                              Zemex Corporation  13

The reason for this growth is twofold. First, powder producers, such as Pyron, are now producing higher-quality, more consistent materials. Second, advances in die and furnace design and in the press equipment used to form powder parts have made it possible to produce larger and more intricate components. These compelling advantages are expected to foster future exponential growth for P/M parts at the expense of forged, machined, and cast components.

Pyron had a successful year in 1998 despite the strike at General Motors, which resulted in overall industry shipments falling short of forecast. Fortunately, the disruption had limited effect on Pyron primarily because of concerted efforts to diversify its customer and market base. In fact, even in light of the strike, the company established records in sales volumes and made significant progress in product quality, consistency and service while successfully reducing manufacturing costs at each of its locations. Sales were up by approximately 5%, and, due to its focus on value-added products, maximizing production efficiencies and reducing costs, operating income was up by over 90% compared to 1997. Internally, the development of programs to provide safer working conditions and improve manufacturing efficiencies have met with outstanding results and the formation of an across-the-board team spirit. The improvements made in 1998, combined with those planned for 1999, should firmly establish Pyron as a high-quality, cost-competitive, niche producer of specialty metal powders.

The metal powders industry is exacting in its demands for precision blends and quality products. Today's international standard is ISO-9002 certification, and in the fourth quarter of 1998 both Pyron's Niagara Falls and St. Marys facilities earned that certification. It is anticipated that the Tennessee facilities will receive ISO-9002 certification in 1999.

During 1998, Pyron continued to establish itself as a top line producer of metal powders through product line extensions, new product development, and the introduction of valued-added services. Each component is a critical element of this group's business strategy and has contributed to strong sales growth. Some of Pyron's recent new product introductions include:





                              Zemex Corporation  14

o Manganese Sulfide Plus ("MnS+"(TM)). Industry acceptance of Pyron's patented MnS+, a powder additive designed to improve the machining of P/M parts, grew nearly 63% in 1998 over the previous year. Additionally, a derivative of MnS+ is currently being evaluated by Pyron as a more environmentally friendly substitute for lead and antimony sulfide in the production of friction products.

o Pyron Molybdenum Alloys ("PMAs"). The company recently introduced its line of PMAs, powders which produce harder parts with higher strength and ductility. Typical PMA applications, which include gears and sprockets, displace expensive machined parts thereby reducing costs. Customer product evaluations are underway and it is expected that these iron-based alloy powders may displace competing processes and products and be utilized in a number of new applications.

o Ferro-Phosphorous ("Fe3P"). The introduction of Fe3P, an additive used to enhance the magnetic characteristics of P/M parts, also added to Pyron's line of new products in 1998. The 1998 market demand for Pyron Fe3P-based blends exceeded expectations and we see this usage accelerating in 1999.

o Cu Alloy ("MV-0"). Efforts to energize the non-ferrous product line also proved successful. Market demand for Pyron non-ferrous products, such as unique air-atomized and lower priced water-atomized powders, necessitated bringing back on-line the Maryville, Tennessee production facility. The additional capacity of the Maryville facility will be used to meet the anticipated demand for our recently introduced diluted bronze product line utilizing MV-0. This material is particularly well suited for use in the production of bushings and bearings.

Pyron is firmly positioned as a market-driven provider of specialty metal powders and technology-based services. As Pyron moves forward, the plan is to acquire additional business units and continue to channel assets and resources toward providing an ever-increasing value-added component for its products and services, a strategy that should allow Pyron to meet even higher levels of performance in 1999 and beyond.







                              Zemex Corporation  15

                                  [ PICTURE ]






                              Zemex Corporation  16

                                                               A L U M I T E C H

                                   [PICTURE]

Alumitech, Zemex's aluminum dross processor, has the potential to be a major contributor to the future of the Corporation. Zemex initiated its interest in Alumitech in 1994 and by mid-1995 assumed 100% ownership, believing at that time, and believing even more so today, that Alumitech's proprietary technology for recycling aluminum dross represents the way of the future.

Unlike conventional aluminum dross processors, who simply recover aluminum metal values and send the remaining materials to landfill, Alumitech has a patented process that enables it to not only recover aluminum metal present in secondary dross and saltcake (both of which are waste by-products produced in the aluminum recycling process) but to convert the balance traditionally landfilled into profitable industrial products. Using its technology, Alumitech has become the industry leader in developing alternative uses for this residual waste, otherwise known as non-metallic product ("NMP"), by converting it into products used in refractory, steel and other metallurgical industries.




                              Zemex Corporation 17

                                   [PICTURE]





                              Zemex Corporation 18

                                   [PICTURE]





                              Zemex Corporation 19

                                   [PICTURE]





Until Alumitech developed its unique "closed-loop" technology, much of the aluminum dross and saltcake materials generated from secondary aluminum processing were simply landfilled. The U.S. Department of Energy estimates that up to two billion pounds of aluminum dross and saltcake are landfilled annually in the United States, with volumes well in excess of that amount disposed of elsewhere in the world. This material has been banned from landfills in some areas of the world.

The past year was one of both ups and downs for Alumitech. On the upside, Alumitech focused on the construction of its new NMP facility, growth through acquisition, the consolidation of current operations and the development of new markets and applications for its products. On the downside, aluminum prices, which continued to decline from an average of $0.65 per pound in 1997 to an average of $0.56 per pound in 1998, had a significant negative impact on Alumitech's financial results. However, the partial year earnings realized from the acquisition of S&R Enterprises, Inc., partially offset the negative impact of the reduction in aluminum prices.

During the year, Alumitech completed the construction of the full-scale commercial NMP regeneration operation at its Cleveland facility, Alumitech of Cleveland, Inc. Although late, the new processing facility was brought on stream at the end of the third quarter, but mechanical problems in the start-up phase have slowed full-scale continuous commercial production. It has been a daunting process, accompanied by a series of setbacks from an engineering and construction point of view; however, Alumitech knows where the problems are, and the solutions, including the necessary retrofitting of some of the equipment, are being implemented. Despite the dislocation that occurred as a result of the construction of the NMP facility, the Cleveland operation managed to approximate the level of throughput achieved in 1997.

In 1998, Alumitech also continued to refine the quality and consistency of its NMP product offerings: calcium aluminate and feedstock for the production of refractory ceramic fibre. Calcium aluminate is used to treat molten steel in the ladle during the final stages of steel refinement just prior to casting. Although produced only in small non-continuous batches, the calcium aluminate product has been of good consistant quality.

In June, Alumitech acquired S&R Enterprises, Inc. (since renamed Alumitech of Wabash, Inc.), an aluminum dross processor located in Wabash, Indiana. This acquisition improves Alumitech's ability to serve the aluminum industry


                              Zemex Corporation 20

                                   [PICTURE]






with broader geographic coverage and expanded processing capabilities. This acquisition is an integral part of Alumitech's business plan -- to grow and expand the business to better serve the aluminum industry and to optimize the use of its proprietary technology. Alumitech began a significant expansion project at this facility to increase this plant's processing capacity. This first phase of expansion is expected to be completed on schedule by the end of the first quarter of 1999, with start-up to commence immediately thereafter.

Once Alumitech's newly constructed regeneration facility in Cleveland is up and running, we should see a positive impact on the company's profitability going forward. This will, in turn, allow us to shift our sights to the recently acquired aluminum dross processing facility in Indiana and consider other locations to build additional processing plants in North American and other parts of the world. Each of these will use our proprietary technology to turn aluminum waste into saleable industrial products.

Alumitech's third wholly-owned subsidiary, ETS Schaefer Corporation, manufactures patented engineered heat-containment systems, refractory ceramic materials and fire protection materials for commercial structures for use in the steel making, aluminum, and other high temperature-related industries, as well as the commercial building industry. In 1998, ETS had record sales and profits as a result of improved production efficiencies and strong market growth. During the year it also built a new fabrication plant in Macedonia, Ohio. The on-time completion of this new production facility at year end has enabled the consolidation of four existing facilities into one as of the first quarter of 1999 and should foster further improved operating efficiencies in 1999.

Aluminum continues to gain ground as the material of choice in everything from packaging to automobiles to electrical components. Much of the metal for this growth is, and will continue to be, produced by the secondary aluminum industry, Alumitech's customer base. With a greater emphasis on economically competitive, environmentally sound alternatives to landfilling, the outlook for Alumitech is extremely positive.


                              Zemex Corporation 21

                                FINANCIAL REVIEW






                                 C O N T E N T S


Management's Discussion and Analysis ........................................ 23
Independent Auditors' Report ................................................ 32
Management's Report ......................................................... 33
Audit Committee Report ...................................................... 33
Consolidated Statements of Income ........................................... 34
Consolidated Balance Sheets ................................................. 35
Consolidated Statements of Shareholders' Equity ............................. 36
Consolidated Statements of Cash Flows ....................................... 37
Notes to the Consolidated Financial Statements .............................. 38
  1.  Summary of Significant Accounting Policies ............................ 38
  2.  Acquisitions and Dispositions ......................................... 41
  3.  Inventories ........................................................... 42
  4.  Property, Plant and Equipment ......................................... 43
  5.  Other Assets .......................................................... 43
  6.  Income Taxes .......................................................... 44
  7.  Pension Plans and Other Postretirement Benefits ....................... 46
  8.  Long Term Debt ........................................................ 46
  9.  Common Shares and Stock Options ....................................... 48
  10. Reorganization Charges and Unusual Item ............................... 50
  11. Operating Leases and Other Commitments ................................ 51
  12. Financial Instruments ................................................. 51
  13. Changes in Non-Cash Working Capital  .................................. 52
  14. Related Party Transactions ............................................ 52
  15. Segment Information ................................................... 53
  16. Contingencies ......................................................... 56
  17. Differences from United States Accounting Principles .................. 56
Financial Data (Unaudited) .................................................. 61
Selected Financial Data ..................................................... 62



                              Zemex Corporation  22

                      MANAGEMENT'S DISCUSSION AND ANALYSIS






The following is a discussion and analysis of the results of operations and financial condition of the Corporation for the years ended December 31, 1998, 1997 and 1996, along with certain factors that may affect the Corporation's prospective financial condition and results of operations. The following should be read in conjunction with the consolidated financial statements and related notes thereto.


overview

The Corporation is a diversified producer of specialty materials and products for use in a variety of industrial applications. The Corporation operates in three principal business segments: (i) industrial minerals, which includes The Feldspar Corporation, Suzorite Mica Products Inc., Suzorite Mineral Products, Inc., Zemex Fabi-Benwood, LLC, Zemex Industrial Minerals, Inc. and Zemex Mica Corporation; (ii) metal powders, which includes Pyron Corporation and Pyron Metal Powders, Inc.; and (iii) aluminum recycling, which includes Alumitech, Inc., Alumitech of Cleveland, Inc., Alumitech of Wabash, Inc. and ETS Schaefer Corporation.

The operating performance of the Corporation was significantly better in 1998 than in 1997. Net sales were up 6.9% but, more importantly, gross margin improved from 27.2% in 1997 to 29.1% in 1998 and income from operations increased by 21.8%. This was partially as a result of the focus on operation efficiency and cost control.

In January 1998, the Corporation, through its wholly-owned subsidiary Zemex Industrial Minerals, Inc., acquired a muscovite mica producer for approximately $2.0 million. The facilities acquired in the purchase are located in the Spruce Pine, North Carolina area and now operate under the name Zemex Mica Corporation. This acquisition enhances the Corporation's position as a major mica supplier.

On February 24, 1998, Industria Mineraria Italiana Fabi S.r.l ("Fabi") became an investor in the Corporation's talc facility located in Benwood, West Virginia by acquiring a 40% interest in a new limited liability company, Zemex Fabi-Benwood, LLC. As part of the transaction, Fabi paid $3.1 million and is providing access to its technology. Suzorite Mineral Products, Inc., a wholly-owned subsidiary of the Corporation, will manage the new entity pursuant to an operatiing agreement. There was no gain or loss recognized by the Corporation on the transaction.

Effective June 1, 1998, Alumitech, Inc. ("Alumitech"), a wholly-owned subsidiary of the Corporation, acquired all of the issued and outstanding shares of S&R Enterprises, Inc. ("S&R") for approximately $5.6 million. S&R is an aluminum dross processor located in Wabash, Indiana. The acquisition of S&R enhances the Corporation's position in the dross processing industry and provides a foundation for future expansion.









                              Zemex Corporation  23

During the second quarter of 1998, the Corporation proposed a business combination with Inmet Mining Corporation ("Inmet"). Approximately 4.1 million shares of Inmet were acquired and financed by the Corporation's credit facilities, as amended (see Liquidity and Capital Resources). Subsequently, the transaction was abandoned and the Corporation sold approximately 2.6 million common shares of Inmet for proceeds of Cdn$14.9 million. The Corporation recorded a foreign exchange loss of $0.7 million in other income (expense) as a result of a decline in the value of its Canadian dollar investment in Inmet. The Corporation remains a significant shareholder of Inmet with approximately 5% of the issued and outstanding shares.

In August 1997, the Corporation entered into an agreement with respect to Alumitech's fibre manufacturing operation located in Streetsboro, Ohio. Under the agreement, the fibre line was sold to a new corporation in which Alumitech retained a nominal non-voting equity participation. Alumitech and the purchaser entered into a joint research and development agreement in conjunction with the purchase and sale agreement. The one-time gain, when netted against certain other non-recurring items, resulted in other income of $1.8 million.

During the first quarter of 1996, the Corporation recognized reorganization costs of $1.2 million in connection with the reorganization of its industrial minerals division and the recognition of a provision for anticipated costs. A write-down to market of inventory held in Brazil in the amount of $0.5 million was recorded as a charge against cost of goods sold. The Brazilian enterprise was unsuccessful primarily due to rapidly deteriorating market prices, which made market penetration extremely difficult.

The Corporation's strategy going forward is to enhance its position as a leading supplier of specialty materials through investments in its core businesses, the introduction of new products, strategic acquisitions and investments in new technologies.


results of operations

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997


Net Sales

                                 1998              1997            Change       % Change
                         ------------      ------------      ------------       --------

Industrial minerals      $ 44,835,000      $ 43,396,000      $  1,439,000          3.3%
Metal powders              35,556,000        33,930,000         1,626,000          4.8%
Aluminum recycling         23,503,000        19,900,000         3,603,000         18.1%
                         ------------      ------------      ------------       ------
                         $103,894,000      $ 97,226,000      $  6,668,000          6.9%
                         ============      ============      ============       ======

The Corporation's net sales for 1998 were $103.9 million, an increase of $6.7 million, or 6.9%, from 1997.





                              Zemex Corporation  24

The industrial minerals segment recorded a 3.3% increase in sales from $43.4 million in 1997 to $44.8 million in 1998. The increase was primarily due to a $0.7 million increase from the feldspar group generated by a favourable product mix and a $0.7 million increase due to increased volume of talc sales. Talc sales are expected to rise in 1999 as market share continues to increase. Feldspar sales to the plumbing fixtures industry should increase; however, uncertainty exists in the tile industry due to the devaluation of the Malaysian currency.

Net sales of the metal powders division increased 4.8%, or $1.6 million, from $33.9 million in 1997 to $35.6 million in 1998. The increase was due to increased market penetration of new value-added products, improved product mix, and increased volume of ferrous and non-ferrous atomized powders. The ferrous business is expected to remain strong during 1999 as powdered metal parts become more widely used by the automotive sector.

The aluminum recycling group recorded an increase of 18.1% in sales, or $3.6 million, from $19.9 million in 1997 to $23.5 million in 1998. This increase was due to the acquisition of S&R in June 1998. If the effect of the acquisition is removed, aluminum recycling revenues were static year over year. In the face of a 13.5% decline in aluminum prices realized, the constant revenue was achieved by an offsetting increase in volume.

Cost of Goods Sold

Cost of goods sold were $70.8 million in 1997 compared to $73.7 million in 1998. The corresponding gross margins were 27.2% for 1997 and 29.1% for 1998. The main increase came from the metal powders group as a result of production efficiencies and a 9.1% increase in volume sold.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses increased 10.7% from $12.2 million in 1997 to $13.5 million in 1998. As a percentage of sales, SG&A expense was 13.0% in 1998 as compared to 12.5% in 1997. The increase was primarily due to the incremental SG&A associated with acquisitions made in 1998, expenses associated with investigating potential acquisitions, and increased staffing in the metal powders group.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased by $0.7 million, or 11.8%, from $5.9 million in 1997 to $6.6 million in 1998. This increase was driven by capital expenditures made by the Corporation over the past several years. Prospectively, depreciation will continue to increase as current capital programs are placed into service.

Operating Income

Operating income increased from $8.4 million for fiscal 1997 to $10.2 million in fiscal 1998, representing a 21.8% increase.








                              Zemex Corporation  25

Interest Income

Interest income for the year ended December 31, 1998 was $0.3 million, a slight increase of $0.1 million over the same period in 1997.

Interest Expense

Interest expense for the year ended December 31, 1998 was $2.6 million, an increase of $0.5 million over 1997. Total indebtedness increased from $25.5 million at December 31, 1997 to $51.5 million at December 31, 1998. Interest expense is expected to increase significantly in 1999.

Other Income (Expense)

Other income (expense) changed from income of $1.6 million in 1997 to an expense of $0.8 million in 1998. The net change year over year was $2.4 million. In 1997, the Corporation recognized other income of $1.6 million. The largest component of this revenue was generated by a one-time gain on the sale of Alumitech's fibre line.

In 1998, the Corporation recognized a foreign exchange loss of approximately $0.7 million. This loss arose from a decline in the value of the Canadian dollar during the time that the Corporation had a significant investment in Inmet.

Provision for Income Taxes

The provision for income taxes for the fiscal year 1998 was $1.7 million as compared to $2.3 million in 1997. In 1999, the Corporation will use an effective tax rate of approximately 28% to calculate its income taxes, reflecting the permanent difference in the United States arising from the application of percent depletion to income derived from extractive industries.

Non-Controlling Interest in Loss of Subsidiary

As a result of its sale of a 40% interest in its talc facility located in Benwood, West Virginia, the Corporation recorded a loss of $41,000 as its proportionate share of the loss in the new limited liability company.

Net Income and Earnings Per Share

As a result of the factors discussed above, net income for the year ended December 31, 1998 was $5.4 million, a decrease of $0.4 million from 1997.

                                         1998               1997
                                -------------      -------------
Net income                      $   5,365,000      $   5,793,000
Earnings per share - basic      $        0.65      $        0.70
- fully diluted                 $        0.60      $        0.65
                                =============      =============



                              Zemex Corporation  26

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Net Sales

                                1997             1996           Change       % Change
                         -----------      -----------      -----------       --------

Industrial minerals      $43,396,000      $40,469,000      $ 2,927,000          7.2%
Metal powders             33,930,000       31,725,000        2,205,000          7.0%
Aluminum recycling        19,900,000       14,226,000        5,674,000         39.9%
                         -----------      -----------      -----------         ----
                         $97,226,000      $86,420,000      $10,806,000         12.5%
                         ===========      ===========      ===========         ====

The Corporation's net sales for 1997 were $97.2 million, an increase of $10.8 million, or 12.5%, from 1996. Sales in the industrial minerals segment, the metal powders group, and the aluminum recycling division increased $2.9 million, $2.2 million and $5.7 million, respectively.

The industrial minerals segment recorded a 7.2% increase in sales from $40.5 million in 1996 to $43.4 million in 1997. The increase was primarily due to a $1.7 million increase from the feldspar group generated by a favourable product mix, resulting in slightly higher margins, and a $1.4 million increase due to increased volume of talc sales.

Net sales in the metal powders group increased 7.0%, or $2.2 million, from $31.7 million in 1996 to $33.9 million in 1997. Of the increase, $1.7 million was due to increased sales of ferrous metal powders.

The aluminum recycling group generated increased sales of $5.7 million for a total of $19.9 million in 1997. Of the increase, $1.3 million resulted from a positive movement in the price of aluminum, $1.6 million resulted from higher volumes and $2.6 million was due to increased sales of ceramic fibre products.

Cost of Goods Sold

Cost of goods sold were $70.8 million in 1997 compared to $67.0 million in 1996. The corresponding gross margins were 27.2% for 1997 and 22.5% for 1996. The main increase in 1997 came from the industrial minerals group as a result of production efficiencies, a favourable product mix and the 1996 write-down of inventory held in Brazil.

Selling, General and Administrative Expenses

SG&A expenses increased 15.9% from $10.5 million in 1996 to $12.2 million in 1997. As a percentage of sales, SG&A expense was 12.5% in 1997 as compared to 12.1% in 1996. The increase was due to increased staffing in the industrial minerals group, expenses associated with reviewing potential acquisitions, and bonuses paid pursuant to the Corporation's management incentive program. No management bonuses were paid in respect of the 1996 year.








                              Zemex Corporation  27

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased by $1.2 million, or 25.1%, from $4.7 million in 1996 to $5.9 million in 1997. This increase was driven by capital expenditures made by the Corporation over the past several years.

Operating Income Before Reorganization Charges

Operating income before reorganization charges was $8.4 million in 1997 compared to $4.3 million in 1996. A $1.2 million reorganization charge was recognized in the first quarter of 1996 in connection with the reorganization of the Corporation's industrial minerals division.

Operating Income

Operating income increased from $3.1 million for fiscal 1996 to $8.4 million in fiscal 1997, representing a 173.1% increase.

Interest Income

Interest income for the year ended December 31, 1997 was $0.2 million compared to $0.1 million in 1996.

Interest Expense

Interest expense for the year ended December 31, 1997 was $2.1 million, an increase of $1.1 million over 1996. During 1996, interest expense relating to the expansion of the Spruce Pine facility was capitalized. During 1997, the project was completed and, accordingly, the related interest was expensed. Total indebtedness declined to $25.5 million in 1997 from $26.6 million in 1996.

Other Income (Expense)

In 1997, the Corporation recognized other income of $1.6 million. The largest component of this revenue was generated by a one-time gain from the sale of Alumitech's fibre line.

Provision for (Recovery of) Income Taxes

The provision for income taxes for the fiscal year 1997 was $2.3 million as compared to a tax recovery of $0.9 million in 1996. The 1996 tax recovery reflected the recognition of the benefit of net operating losses available to the Corporation.













                              Zemex Corporation  28

Net Income and Earnings Per Share

As a result of the factors discussed above, net income for the year ended December 31, 1997 was $5.8 million, an increase of $3.2 million from 1996.

                                         1997              1996
                                -------------      -------------

Net income                      $   5,793,000      $   2,612,000
Earnings per share - basic      $        0.70      $        0.32
- fully diluted                 $        0.65      $        0.30
                                =============      =============

liquidity and capital resources

The Corporation has historically funded its activities through cash flow from operations, bank debt and sales of capital stock and warrants. During the most recent three-year period ended December 31, 1998, the Corporation funded all capital expenditures, acquisitions and debt reduction from a combination of additional debt, cash flow from operations, and proceeds from the sale of assets.

Cash Flow from Operations

The Corporation had $14.8 million of working capital at December 31, 1998 compared to $19.0 million at December 31, 1997. During 1998, the Corporation generated cash flow from operations of $4.6 million as compared to $13.5 million for 1997. The decrease of $8.9 million was primarily due to a large swing in non-cash working capital items and in particular a movement in accounts payable and accrued liabilities in the aggregate amount of $7.1 million. In 1998, non-cash working capital items consumed $5.5 million in cash as compared to generating $3.7 million in 1997.

Financing Agreements

In March 1997, the Corporation amended its credit facility to increase the total availability to $50,224,000. In 1998 the operating line was increased, on a temporary basis, to $15,000,000. As at December 31, 1998, the operating line was reduced to $10,000,000 with a further reduction to $5,000,000 to occur on February 28, 1999. The amended credit facility is further subdivided into four facilities: (i) a $30,000,000 revolving credit facility; (ii) a $10,000,000 multiple advance term loan facility; (iii) a $5,224,000 standby letter of credit; and (iv) a $5,000,000 operating line. These facilities are secured by specific assets and a floating charge over the Corporation's assets. The facilities bear interest at rates varying from bank prime to bank prime plus 0.25% and from LIBOR plus 1.25% to LIBOR plus 2.25%, depending upon the financial position of the Corporation. As at December 31, 1998, there was $10,000,000 outstanding under the operating line, $6,945,000 outstanding under the multiple advance term loan facility, $30,000,000 outstanding under the revolving credit facility, and the standby letter of credit was issued to secure the Corporation's industrial development revenue bond. The operating line matures June 30, 1999 and is





                              Zemex Corporation  29
reviewed annually for purposes of renewal. The multiple advance term loan facility requires quarterly payments of $278,000 with the balance outstanding, if any, due January 1, 2000. The revolving credit facility expires and must be repaid on January 1, 2000.

Capital Expenditures

The Corporation's primary capital activities in the past involved the acquisition of mineral and metal processing businesses, and capital investments to expand its facilities, increase operating efficiencies, and meet environmental, health and safety standards at its existing operations. During 1998, capital expenditures were $20.7 million compared to $16.6 million and $16.4 million for the years ended December 31, 1997 and 1996, respectively. During 1998, the Corporation spent approximately $7.6 million in cash and assumed approximately $2.3 million in long term debt to acquire S&R and Aspect Minerals, Inc. (Zemex Mica Corporation). The capital expenditures and acquisitions were funded by cash flow from operations and bank indebtedness.

The Corporation is currently completing several major capital programs. These include retrofitting the aluminum dross plant in Cleveland, expanding capacity at S&R and retrofitting the mica facility in Spruce Pine, North Carolina. In aggregate, 1999 capital expenditures are anticipated to be approximately $15.5 million. The Corporation plans on funding these expenditures from a combination of cash flow from operations and credit facilities.

Although the Corporation's capital budgets provide for certain reclamation and environmental compliance activities, management does not believe that the cost of the Corporation's environmental compliance will have a material adverse effect on the Corporation's results of operations or financial condition in 1999.

seasonality and inflation

Although the Corporation's results from extraction and processing operations are cyclical due to fluctuations in industrial minerals and metal powders demands, sales of the Corporation's products are generally not seasonal. Inflation in recent years has not adversely affected the Corporation's results of operations and is not expected to adversely affect the Corporation in the future unless it increases substantially.

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

The Corporation is reviewing its key suppliers to determine their exposure to problems arising from year 2000. The review is being conducted by management personnel and additional resources are not required.






                              Zemex Corporation  30
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

The Corporation does not hold or issue financial instruments for trading purposes. A discussion of the Corporation's financial instruments is included in the financial instruments note to the consolidated financial statements.


capital stock

Zemex Corporation's common shares are traded on the New York Stock Exchange and, as of February 1, 1999, on the Toronto Stock Exchange under the symbol ZMX. The price range in which the shares have traded for the past two years is shown below:

Common Shares

1998             Q1          Q2         Q3          Q4        Year
--------   --------   ---------   --------   ---------   ---------

High       $   9.75   $   10.44   $   9.19   $    6.94   $   10.44
Low            7.81        8.75       6.00        6.00        6.00
Close          9.50        8.75       6.50        6.25        6.25



1997             Q1          Q2         Q3          Q4        Year
--------   --------   ---------   --------   ---------   ---------

High       $   7.75   $    8.00   $   9.50   $   10.94   $   10.94
Low            6.75        6.75       7.88        7.94        6.75
Close          6.75        7.75       9.50        8.75        8.75

In the fourth quarter of each of 1998, 1997 and 1996, the Corporation declared a 2% stock dividend.

As of December 31, 1998, there were approximately 1,669 holders of record of the Corporation's common shares. This number includes shares held in nominee name and, thus, does not reflect the number of holders of a beneficial interest in the shares.


                              Zemex Corporation  31

                          INDEPENDENT AUDITORS' REPORT





To the Shareholders and
Board of Directors of Zemex Corporation

We have audited the consolidated balance sheets of Zemex Corporation as of December 31, 1998 and 1997 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Zemex Corporation as of December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in accordance with accounting principles generally accepted in Canada.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
February 5, 1999















                              Zemex Corporation  32

                               MANAGEMENT'S REPORT



The management of Zemex Corporation and its subsidiaries has the responsibility for preparing the consolidated financial statements presented in this annual report and for their accuracy and integrity. The statements have been prepared in conformity with accounting principles generally accepted in Canada, and include informed judgments and estimates as required. Other financial information in this annual report is consistent with the financial statements.

Zemex Corporation's system of internal controls is designed to provide reasonable assurance, at a justifiable cost, as to the reliability of financial records and reporting and the protection of assets. This system includes organizational arrangements with clearly defined lines of responsibility.

Deloitte & Touche LLP, independent auditors, have audited the consolidated financial statements of Zemex Corporation and their opinion is included on the preceding page.

Zemex Corporation has formal standards of corporate conduct and policies regarding high standards of ethics and financial integrity. These policies have been disseminated to appropriate employees and internal control procedures provide reasonable assurance that violations of these policies, if any, are detected.


/s/ Allen J. Palmiere                                /s/ Richard L. Lister

Allen J. Palmiere                                        Richard L. Lister
Vice President and                                       President and
Chief Financial Officer                                  Chief Executive Officer


                             AUDIT COMMITTEE REPORT



The Audit Committee of the Board of Directors is currently composed of two independent directors, John M. Donovan and Garth A.C. MacRae. The Committee held three meetings during 1998.

The Audit Committee oversees the financial reporting process of the Corporation on behalf of the Board of Directors. In fulfilling its responsibility, the Committee recommended to the Board of Directors, subject to shareholder approval, the selection of the Corporation's independent auditors. The Audit Committee met with management and representatives of the auditors, Deloitte & Touche LLP, to review accounting, auditing and financial reporting matters. The Committee met with Deloitte & Touche LLP representatives without management present.


/s/ John M. Donovan

John M. Donovan
Chairman, Audit Committee




                              Zemex Corporation  33

                        CONSOLIDATED STATEMENTS OF INCOME
                        (All amounts are in U.S. dollars)

Years ended December 31                                               1998                1997                1996
-----------------------                                      -------------       -------------       -------------

Net sales                                                    $ 103,894,000       $  97,226,000       $  86,420,000
                                                             -------------       -------------       -------------
Costs and expenses
Cost of goods sold (note 10)                                    73,678,000          70,826,000          66,952,000
Selling, general and administrative                             13,463,000          12,158,000          10,492,000
Depreciation, depletion and amortization                         6,561,000           5,871,000           4,694,000
                                                             -------------       -------------       -------------
                                                                93,702,000          88,855,000          82,138,000
                                                             -------------       -------------       -------------
Operating income before reorganization charges                  10,192,000           8,371,000           4,282,000
Reorganization charges (note 10)                                      --                  --             1,216,000
                                                             -------------       -------------       -------------
Operating income                                                10,192,000           8,371,000           3,066,000
                                                             -------------       -------------       -------------
Other income (expense)
Interest income                                                    255,000             150,000              93,000
Interest expense                                                (2,588,000)         (2,094,000)         (1,041,000)
Other, net (notes 2 and 10)                                       (822,000)          1,635,000            (455,000)
                                                             -------------       -------------       -------------
                                                                (3,155,000)           (309,000)         (1,403,000)
                                                             -------------       -------------       -------------
Income before income taxes and non-controlling interest          7,037,000           8,062,000           1,663,000
Provision for (recovery of) income taxes (note 6)                1,713,000           2,269,000            (949,000)
Non-controlling interest in loss of subsidiary (note 2)            (41,000)               --                  --
                                                             -------------       -------------       -------------
Net income                                                   $   5,365,000       $   5,793,000       $   2,612,000
                                                             -------------       -------------       -------------
Net income per share - basic                                 $        0.65       $        0.70       $        0.32
                     - fully diluted                         $        0.60       $        0.65       $        0.30
                                                             -------------       -------------       -------------
Weighted average number of common shares outstanding             8,286,178           8,267,630           8,272,904
                                                             -------------       -------------       -------------

See notes to the consolidated financial statements



                              Zemex Corporation  34

                           CONSOLIDATED BALANCE SHEETS
                        (All amounts are in U.S. dollars)

December 31                                                                         1998                1997
-----------                                                                -------------       -------------
ASSETS

Current assets
Cash and cash equivalents                                                  $   1,062,000       $   2,189,000
Accounts receivable (less allowance for doubtful accounts of $329,000
at December 31, 1998 and $328,000 at December 31, 1997) (note 14)             17,642,000          16,287,000
Inventories (note 3)                                                          18,036,000          17,595,000
Prepaid expenses and other                                                       946,000             786,000
Future tax benefits (note 6)                                                     657,000           1,328,000
                                                                           -------------       -------------
                                                                              38,343,000          38,185,000
Property, plant and equipment (notes 4 and 8)                                 89,058,000          70,812,000
Other assets (note 5)                                                         21,374,000           9,777,000
Future tax benefits (non-current) (note 6)                                        91,000                --
                                                                           -------------       -------------
                                                                           $ 148,866,000       $ 118,774,000
                                                                           -------------       -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank indebtedness (note 8)                                                 $  10,000,000       $   3,000,000
Accounts payable                                                               6,324,000           9,805,000
Accrued liabilities                                                            4,433,000           3,151,000
Accrued income taxes                                                             644,000           1,235,000
Current portion of long term debt (note 8)                                     2,132,000           2,019,000
                                                                           -------------       -------------
                                                                              23,533,000          19,210,000
Long term debt (note 8)                                                       39,354,000          20,527,000
Other non-current liabilities                                                  1,006,000           1,014,000
Future tax obligations (note 6)                                                     --             1,488,000
                                                                           -------------       -------------
                                                                              63,893,000          42,239,000
                                                                           -------------       -------------
Non-controlling interest in subsidiary company                                 3,075,000                --
                                                                           -------------       -------------
Shareholders' equity
Common stock (note 9)                                                          8,708,000           9,204,000
Paid-in capital                                                               48,691,000          53,298,000
Retained earnings                                                             28,418,000          24,235,000
Note receivable from shareholder (note 9)                                     (1,749,000)         (1,749,000)
Cumulative translation adjustment                                             (2,170,000)         (1,588,000)
Treasury stock at cost (note 9)                                                     --            (6,865,000)
                                                                           -------------       -------------
                                                                              81,898,000          76,535,000
                                                                           -------------       -------------
                                                                           $ 148,866,000       $ 118,774,000
                                                                           =============       =============

See notes to the consolidated financial statements



                                     /s/ John M. Donovan   /s/ Garth A.C. MacRae

Approved by the Board of Directors   John M. Donovan       Garth A.C. MacRae
                                     Director              Director




                              Zemex Corporation  35

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        (All amounts are in U.S. dollars)


                                                                                   Note
                                                                             Receivable    Cumulative
                                      Common       Paid-In      Retained           From   Translation       Treasury
                                       Stock       Capital      Earnings    Shareholder    Adjustment          Stock          Total
                                 -----------   -----------   -----------   ------------   -----------    -----------    -----------

Balance at
December 31, 1995                $ 8,695,000   $49,692,000   $18,683,000   $ (1,749,000)  $(1,218,000)   $(3,203,000)   $70,900,000
Stock issued under ESPP(a)(b)         73,000       535,000          --             --            --             --          608,000
Stock dividend(a)                    161,000     1,089,000    (1,255,000)          --            --             --           (5,000)
Stock options exercised(a)            21,000        84,000          --             --            --             --          105,000
Stock purchased for treasury(a)         --            --            --             --            --       (3,170,000)    (3,170,000)
Stock options repurchased               --         (96,000)         --             --            --             --          (96,000)
Net income for the year                 --            --       2,612,000           --            --             --        2,612,000
Translation adjustment                  --            --            --             --          43,000           --           43,000
                                 -----------   -----------   -----------   ------------   -----------    -----------    -----------
Balance at
December 31, 1996                  8,950,000    51,304,000    20,040,000     (1,749,000)   (1,175,000)    (6,373,000)    70,997,000
Stock issued under ESPP(a)(b)         75,000       528,000          --             --            --             --          603,000
Stock dividend(a)                    165,000     1,428,000    (1,598,000)          --            --             --           (5,000)
Stock options exercised(a)            14,000       205,000          --             --            --             --          219,000
Stock purchased for treasury(a)         --            --            --             --            --         (492,000)      (492,000)
Stock options repurchased               --        (167,000)         --             --            --             --         (167,000)
Net income for the year                 --            --       5,793,000           --            --             --        5,793,000
Translation adjustment                  --            --            --             --        (413,000)          --         (413,000)
                                 -----------   -----------   -----------   ------------   -----------    -----------    -----------
Balance at
December 31, 1997                  9,204,000    53,298,000    24,235,000     (1,749,000)   (1,588,000)    (6,865,000)    76,535,000
Stock issued under ESPP(a)(b)        112,000       776,000          --             --            --             --          888,000
Stock dividend(a)                    170,000     1,008,000    (1,182,000)          --            --             --           (4,000)
Stock options exercised(a)            27,000       186,000          --             --            --             --          213,000
Stock purchased for treasury(a)         --            --            --             --            --         (499,000)      (499,000)
Stock options repurchased               --         (18,000)         --             --            --             --          (18,000)
Cancellation of treasury stock      (805,000)   (6,559,000)         --             --            --        7,364,000           --
Net income for the year                 --            --       5,365,000           --            --             --        5,365,000
Translation adjustment                  --            --            --             --        (582,000)          --         (582,000)
                                 -----------   -----------   -----------   ------------   -----------    -----------    -----------
Balance at
December 31, 1998                $ 8,708,000   $48,691,000   $28,418,000   $ (1,749,000)  $(2,170,000)   $      --     $ 81,898,000
                                 ===========   ===========   ===========   ============   ===========    ===========   ============

See notes to the consolidated financial statements

(a) See note 9

(b) employee stock purchase plan ("ESPP")








                              Zemex Corporation  36

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (All amounts are in U.S. dollars)

Years ended December 31                                         1998             1997             1996
-----------------------                                 ------------     ------------     ------------

Cash flows from operating activities
Net income                                              $  5,365,000     $  5,793,000     $  2,612,000
Adjustments to reconcile net income from operations
to net cash flows from operating activities
Depreciation, depletion and amortization                   6,561,000        5,871,000        4,694,000
Amortization of deferred financing costs                     168,000          147,000          101,000
(Decrease) increase in future tax obligations               (909,000)         356,000       (1,761,000)
Non-controlling interest in subsidiary earnings              (41,000)            --               --
Loss (gain) on sale of property, plant and equipment          19,000       (1,831,000)         255,000
(Increase) decrease in other assets                         (795,000)        (957,000)         670,000
(Decrease) increase in non-current liabilities              (191,000)         415,000           (6,000)
Changes in non-cash working capital items(a)              (5,536,000)       3,709,000         (533,000)
                                                        ------------     ------------     ------------
Net cash provided by operating activities                  4,641,000       13,503,000        6,032,000
                                                        ------------     ------------     ------------
Cash flows from investing activities
Additions to property, plant and equipment               (20,728,000)     (16,584,000)     (16,426,000)
Assets acquired in connection with acquisitions,
net of cash acquired(b)                                   (7,468,000)            --               --
Acquisitions of securities(b)                            (14,566,000)            --               --
Proceeds on sales of securities                            9,696,000             --               --
Proceeds from sale of assets(b)                            3,126,000        3,939,000           86,000
                                                        ------------     ------------     ------------
Net cash used in investing activities                    (29,940,000)     (12,645,000)     (16,340,000)
                                                        ------------     ------------     ------------
Cash flows from financing activities
Proceeds (payments) net, on bank indebtedness              7,000,000       (3,590,000)       3,370,000
Proceeds from long term debt                              21,572,000        5,717,000       12,882,000
Repayment of long term debt                               (4,921,000)      (3,169,000)      (2,747,000)
Cash paid in lieu of fractional shares                        (4,000)          (5,000)          (5,000)
Issuance of common stock(c)                                1,101,000          679,000          713,000
Purchase of common stock and options for treasury(c)        (516,000)        (516,000)      (3,266,000)
                                                        ------------     ------------     ------------
Net cash provided by (used in) financing activities       24,232,000         (884,000)      10,947,000
                                                        ------------     ------------     ------------
Effect of exchange rate changes on cash                      (60,000)         (64,000)         (13,000)
                                                        ------------     ------------     ------------
Net (decrease) increase in cash                           (1,127,000)         (90,000)         626,000
                                                        ------------     ------------     ------------
Cash and cash equivalents at beginning of year             2,189,000        2,279,000        1,653,000
                                                        ------------     ------------     ------------
Cash and cash equivalents at end of year                $  1,062,000     $  2,189,000     $  2,279,000
                                                        ------------     ------------     ------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid                                       $  2,658,000     $    821,000     $    393,000
Interest paid                                              2,957,000        2,412,000          937,000
                                                        ------------     ------------     ------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Notes received in connection with
sale of assets held for resale(b) (d)                   $        --     $  2,274,000      $        --
                                                        ============     ============     ============

See notes to the consolidated financial statements

                 (a) See note 13  (b) See note 2 (c) See note 9  (d) See note 10








                              Zemex Corporation  37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Preparation

On January 21, 1999, a reincorporation merger was completed, the effect of which was to migrate Zemex Corporation from the United States to Canada. The predecessor Zemex Corporation became a wholly-owned subsidiary of Zemex Canada Corporation. Zemex Canada Corporation subsequently changed its name to Zemex Corporation. As the Canadian parent has as its sole asset the shares of the U.S. subsidiary, and this change in structure has no effect on the ultimate ownership of Zemex Corporation, these financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect the results of operations, financial position and changes in cash flows of the Corporation as though the new structure had been in place for all periods presented.


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies of Zemex Corporation and its subsidiaries (the "Corporation") are as follows:

A. PRINCIPLES OF CONSOLIDATION


   The consolidated financial statements include the accounts of Zemex Corporation and its subsidiaries. All intercompany transactions have been eliminated.

B. INVENTORIES

   Inventories are stated at the lower of cost or net realizable value and are computed using the average cost method. It is not practical to segregate finished products from ore and concentrates. Materials and supplies are stated at cost using the first-in, first-out or average cost method.

C. PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment are recorded at cost. Repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and improvements are capitalized. When assets are sold or otherwise retired, the cost and accumulated depreciation or depletion are removed from the accounts and any gain or loss is included in results of operations. Provisions for depreciation are based upon estimated useful lives, using principally the straight-line method. Depreciation on newly constructed or purchased assets begins when the asset is placed into production. Depletion of mining properties and depreciation of other mining assets are computed using the unit-of-production method, except in the case of the Corporation's mica operation where the estimated reserves exceed the expected production during the



                              Zemex Corporation 38
term of the mining lease. The mica mining lease rights and deferred costs, including all preproduction and set-up costs, are amortized using the straight-line method over the term of the mining lease.

D. POSTRETIREMENT BENEFITS

   Pension Plans

   Generally, the funding policy of the Corporation is to contribute annually at a rate that is intended to provide for the cost of benefits earned during the year and which will amortize prior service costs and experience gains and losses over the average remaining service lives of the employee group.

   Healthcare and Other Postretirement Benefits Other Than Pensions

   The Corporation accounts for healthcare and other postretirement benefits other than pensions by accruing for all such amounts during the years in which employees render the necessary services to be entitled to receive such benefits. The 1998, 1997 and 1996 amounts include the current year expense and the transition liability which is being amortized over a twenty-year period which began in 1993.

E. FOREIGN CURRENCY TRANSLATION

   The functional currency for the Corporation's operations is the U.S. dollar. The assets and liabilities of the Corporation's self-sustaining foreign operation are translated at the exchange rates in effect at the balance sheet date. The subsidiary's revenues and expenses are translated at average rates for the period. The resulting unrealized gains and losses are accumulated as part of the cumulative translation adjustment component of shareholders' equity. Foreign currency assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations and cash flows are translated using the average exchange rates during the year. Gains and losses from foreign currency transactions are included in net income for the year.

F. REVENUE RECOGNITION

   Revenue is recognized when goods are shipped to customers. Consignment sales are recognized when a customer draws the goods from inventory.

G. RESEARCH AND DEVELOPMENT EXPENSES

   Research and development expenses are charged to earnings in the periods in which they are incurred. Research and development expenses were $636,000, $961,000 and $622,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

H. PROVISION FOR FUTURE RECLAMATION COSTS

   Costs for future reclamation have been provided for based upon estimated future reclamation costs allocated over the expected productive lives of the Corporation's quarries and mines.



                              Zemex Corporation 39

I. INCOME TAXES

   The Corporation has early adopted CICA Handbook Section 3465, "Income Taxes".
   Section 3465 substantially mirrors the U.S. pronouncement, SFAS No. 109, "Accounting for Income Taxes". These pronouncements require income taxes to be recognized during the year in which transactions enter into the determination of financial statement income, with future taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

J. EARNINGS PER SHARE

   The Corporation calculates basic earnings per share in accordance with Canadian accounting principles which are substantially in accordance with the U.S. pronouncement SFAS No. 128, "Earnings Per Share". Under this standard, earnings per share are calculated based upon the weighted average number of common shares outstanding. For the purpose of calculating earnings per share, stock dividends are considered to be issued at the beginning of all periods presented.

K. DEFERRED FINANCING COSTS

   Costs associated with the issuance of long term debt are deferred, and are being amortized over the term of the debt on a straight-line basis. The unamortized balance is included in other assets.

L. OTHER ASSETS

   Other assets includes assets held for sale which are carried at cost, unless there has been a decline in their value that is other than temporary in which case the value of such asset is written down accordingly. In determining the appropriate value, the Corporation deducts from the estimated selling price the projected costs to bring the assets into a saleable condition, to dispose of the assets or to hold the property to an expected date of sale. Other assets also includes patents which are stated at cost and are being amortized over their remaining life of 12 years on a straight-line basis. Patents are evaluated periodically and, if conditions warrant, an impairment charge is provided.

M. CASH EQUIVALENTS

   For purposes of the consolidated statements of cash flows, highly liquid investments with original maturities of three months or less when purchased are considered as cash equivalents.

N. GOODWILL

   Goodwill represents the excess of the costs of acquisitions over the fair values of the net identifiable assets acquired, and is amortized on a straight-line basis over its estimated useful life, up to a period of 15 years. The Corporation assesses the recoverability of goodwill at each balance sheet date by determining whether the amortization of the balance over its remaining useful life can be recovered through projected undiscounted future operating cash flows.



                              Zemex Corporation 40

2. ACQUISITIONS AND DISPOSITIONS

   ACQUISITIONS

   Acquisition of Aspect Minerals, Inc.

   In January 1998, the Corporation, through its wholly-owned subsidiary, Zemex Industrial Minerals, Inc., acquired all of the issued and outstanding shares of Aspect Minerals, Inc., a muscovite mica processor, for approximately $2.2 million, which included the assumption of debt. The two facilities acquired in the transaction are located in the Spruce Pine, North Carolina area and are operating under the name Zemex Mica Corporation ("ZMC"). The acquisition was financed through borrowings on the Corporation's credit facility. The acquisition of ZMC has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated first to the assets purchased and liabilities assumed and the excess purchase price has been allocated to goodwill. The purchase price was allocated as follows:


   Tangible assets acquired                                      $   614,000
   Liabilities assumed                                            (1,542,000)
   Goodwill                                                        2,934,000
                                                                 -----------
   Cash consideration                                            $ 2,006,000
                                                                 ===========


   Acquisition of S&R Enterprises, Inc.

   Effective June 1, 1998, Alumitech, Inc., a wholly-owned subsidiary of the Corporation, acquired all of the issued and outstanding shares of S&R Enterprises, Inc. ("S&R") for approximately $7.7 million, which included the assumption of debt. S&R is an aluminum dross processor located in Wabash, Indiana. The Corporation used its credit facility to finance the acquisition. The acquisition of S&R has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated first to the assets purchased and liabilities assumed and the excess purchase price has been allocated to goodwill. The purchase price was allocated as follows:

   Tangible assets acquired                                        $ 4,845,000
   Liabilities assumed                                              (2,849,000)
   Goodwill                                                          3,561,000
                                                                   -----------
   Cash consideration                                              $ 5,557,000
                                                                   ===========

                              Zemex Corporation 41

   Investment in Inmet Mining Corporation

   During the second quarter of 1998, the Corporation proposed a business combination with Inmet Mining Corporation ("Inmet"). Approximately 4.1 million shares of Inmet were acquired. The purchase was financed by the Corporation's credit facilities, as amended. Subsequently, the transaction was abandoned and the Corporation sold, pursuant to an issuer bid, approximately 2.6 million common shares of Inmet for proceeds of approximately Cdn$14.9 million. No gain or loss was recognized on the transaction. The Corporation recorded a foreign exchange loss of $0.7 million in other income (expense) as a result of a decline in the value of the Canadian dollar. The Corporation's residual 5% interest in Inmet is included in other assets.

   DISPOSITIONS

   Sale of Interest in Benwood Facility

   On February 24, 1998, Industria Mineraria Italiana Fabi S.r.1. ("Fabi") became an investor in the Corporation's talc facility located in Benwood, West Virginia by acquiring a 40% interest in a new limited liability company, Zemex Fabi-Benwood, LLC. As part of the transaction, Fabi paid $3.1 million and is providing access to its technology. Suzorite Mineral Products, Inc., a wholly-owned subsidiary of the Corporation, manages the new entity pursuant to an operating agreement. There was no gain or loss on the transaction.

   Asset Sale

   During the third quarter of 1997, the Corporation sold certain assets utilized to manufacture refractory ceramic fibre. These assets were vended into a joint venture in which the Corporation retained a nominal interest. The sale resulted in a pre-tax gain of $1.8 million, which has been included in other income (expense). Total proceeds were $4.3 million, which included $2.1 million in cash and $2.3 million in notes receivable included in accounts receivable.

3. INVENTORIES

                                                                                           1998               1997
                                                                            -------------------      -------------
   Ore, raw materials, work in process and finished products
   Industrial minerals                                                      $         9,221,000      $   8,312,000
   Metal powders                                                                      3,306,000          3,315,000
   Aluminum recycling                                                                   321,000            686,000
                                                                            -------------------      -------------
                                                                                     12,848,000         12,313,000
                                                                            ===================      =============
   Materials and supplies
   Industrial minerals                                                                3,703,000          3,955,000
   Metal powders                                                                      1,032,000          1,218,000
   Aluminum recycling                                                                   453,000            109,000
                                                                            -------------------      -------------
                                                                                      5,188,000          5,282,000
                                                                            -------------------      -------------
                                                                            $        18,036,000      $  17,595,000
                                                                            ===================      =============

                              Zemex Corporation 42

4. PROPERTY, PLANT AND EQUIPMENT

                                                             Effective Life             1998             1997
                                                             --------------     ------------     ------------
   Land                                                                         $  6,410,000     $  5,344,000
   Mining properties and deferred costs                                            8,261,000        8,125,000
   Buildings                                                  30 - 40 years       21,267,000       18,092,000
   Machinery and equipment                                     3 - 20 years       77,054,000       64,952,000
   Construction in progress                                                       17,077,000        8,308,000
                                                                                ------------     ------------
   Total property, plant and equipment, at cost                                  130,069,000      104,821,000
   Less: Accumulated depreciation and amortization                               (41,011,000)     (34,009,000)
                                                                                ------------     ------------
   Net property, plant and equipment                                            $ 89,058,000     $ 70,812,000
                                                                                ============     ============

   As of December 31, 1998, the Corporation estimates that approximately $3,015,000 will be expended to complete its construction in progress (at December 31, 1997, $3,973,000). During 1998, the Corporation capitalized $394,000 in interest relating to capital projects (1997, nil).

5. OTHER ASSETS

                                                                         1998            1997
                                                                  -----------      ----------
   Prepaid pension cost                                           $ 1,318,000      $1,378,000
   Assets held for resale (note 10)                                   300,000         300,000
   Deferred financing costs                                           445,000         646,000
   Deferred start-up costs                                          1,191,000              --
   Long term note receivable                                          549,000         549,000
   Other                                                              774,000         547,000
   Patents, net                                                     5,688,000       6,357,000
   Goodwill                                                         6,238,000              --
   Investments                                                      4,871,000              --
                                                                  -----------      ----------
                                                                  $21,374,000      $9,777,000
                                                                  ===========      ==========

                              Zemex Corporation 43

6. INCOME TAXES

   The provision for income taxes consists of the following components:

                                                                1998              1997             1996
                                                       -------------     ------------     -------------
   Total pre-tax income                                $   7,037,000     $   8,062,000    $   1,663,000
                                                       -------------     ------------     -------------
   Current income tax provision
   Canadian                                            $     557,000     $     350,000    $      76,000
   Federal U.S.                                            1,461,000         1,277,000          478,000
   State and local U.S.                                      352,000           211,000          123,000
                                                       -------------     ------------     -------------
   Total                                                   2,370,000         1,838,000          677,000
                                                       -------------     ------------     -------------
   Future income tax provision
   Canadian                                                       --                --               --
   Federal U.S.                                             (584,000)          279,000       (1,369,000)
   State and local U.S.                                      (73,000)          152,000         (257,000)
                                                       -------------     ------------     -------------
   Total                                                    (657,000)          431,000       (1,626,000)
                                                       -------------     ------------     -------------
   Provision for (recovery of) income taxes            $   1,713,000     $   2,269,000    $    (949,000)
                                                       =============     =============    =============


   The following tabulation reconciles the Canadian statutory income tax rate to the effective income tax rate.

                                                            1998                     1997              1996
                                                            ----                     ----              ----

                                                               %                        %                 %
   Statutory rate                                           38.2                     38.2              38.2
   Mining taxes                                              2.4                      0.4               0.6
   Resource allowance                                       (2.5)                    (1.5)               --
   Difference in U.S. tax rates                             (3.4)                    (3.9)             (4.0)
   Benefit of operating loss carryforwards                    --                       --             (43.8)
   U.S. percentage depletion                               (11.2)                    (7.7)            (49.6)
   Other                                                     0.8                      2.6               1.5
                                                            ----                     ----              ----
   Effective income tax rate                                24.3                     28.1             (57.1)
                                                            ====                     ====              ====


                              Zemex Corporation 44

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As at December 31, 1998 and December 31, 1997, the Corporation had unused tax benefits of $8,239,000 and $6,661,000, respectively, related to U.S. federal and state net operating loss and tax credit carryforwards. Significant components of the Corporation's future tax assets and obligations as of December 31 are as follows (dollars in thousands):

                                                              1998                               1997
                                                Canada        U.S.       Total     Canada        U.S.            Total
                                             ---------     -------     -------   --------    --------         --------


Future tax assets
Net operating loss and tax
credit carryforwards                         $      --     $ 8,239     $ 8,239   $     --     $ 6,661         $  6,661
Accrued expenses and reserves                       --         513         513         --         958              958
Bad debt allowances                                 --         109         109         --         110              110
Inventories                                         --         173         173         --         280              280
Other                                               --         173         173         --         167              167
                                             ---------     -------     -------   --------    --------         --------
Gross future tax assets                             --       9,207       9,207         --       8,176            8,176
Valuation allowance                                 --      (1,014)     (1,014)        --        (523)            (523)
                                             ---------     -------     -------   --------    --------         --------
Net future tax assets                               --       8,193       8,193         --       7,653            7,653
                                             =========     =======     =======   ========    ========         ========
Future tax obligations
Property, plant and equipment                    1,879       3,415       5,294      2,012       3,206            5,218
Patent                                              --       1,456       1,456         --       1,658            1,658
Pension contributions                               --         512         512         --         580              580
Other                                               --         183         183         --         357              357
                                             ---------     -------     -------   --------    --------         --------
Total                                            1,879       5,566       7,445      2,012       5,801            7,813
                                             =========     =======     =======   ========    ========         ========
Net future tax (assets) obligations          $   1,879     $(2,627)     $ (748)  $  2,012     $(1,852)        $    160
                                             =========     =======     =======   ========    ========         ========

At December 31, 1998, the Corporation had approximately $12,300,000 of U.S. federal net operating loss carryforwards available to reduce future taxable income, which will expire between 2002 and 2011. Additionally, for U.S. tax purposes, the Corporation has unused general business tax credits, which expire between 1999 and 2011, and alternative minimum tax credits. The Corporation also has U.S. state net operating losses and investment credit carryforwards; however, a valuation allowance of $1,014,000 has been recognized to offset the related future tax asset due to the uncertainty of realizing the full benefit of the tax attribute carryforward.


                              Zemex Corporation 45

7. pension plans and other postretirement benefits

   Pension Plans

   The Corporation has several non-contributory defined benefit pension plans covering the majority of all U.S. resident employees. The plans provide pension benefits that are based on the length of service and the compensation of the employee.

   The following table sets forth the financial position of the pension plans:

   At December 31,                                                                         1998                  1997
                                                                                   ------------          ------------


Plan assets at market value                                                        $ 16,872,000          $ 16,447,000
Actuarial present value of accrued pension benefits                                  14,522,000            13,686,000
                                                                                   ============          ============

   Other Postretirement Benefits

   The Corporation provides healthcare and life insurance benefits for certain retired employees which are accrued as earned (note 1). The cost of such benefits was $110,000 in 1998, $66,000 in 1997 and $85,000 in 1996.


8. long term debt

                                                                                              1998                  1997
                                                                                      ------------          ------------

   Credit facility(a)                                                                 $ 36,945,000          $ 18,056,000
   Other term loan(b)                                                                      128,000                    --
   Industrial development revenue bonds(c)                                               3,060,000             3,570,000
   Promissory notes                                                                             --                70,000
   Capital leases(d)                                                                       857,000               654,000
   Other                                                                                   496,000               196,000
                                                                                      ------------          ------------
   Total debt                                                                           41,486,000            22,546,000
   Less: Current portion                                                                 2,132,000             2,019,000
                                                                                      ------------          ------------
   Long term debt                                                                     $ 39,354,000          $ 20,527,000
                                                                                      ============          ============

                              Zemex Corporation 46

(a) During 1995, the Corporation entered into a $30,224,000 credit facility with a syndicate of two banks. During 1997, the credit facility was amended to increase the total availability to $50,224,000. During 1998, the credit facility was further amended to provide for a short term increase of the operating line to $15,000,000. As at December 31, 1998, the operating line was reduced to $10,000,000 with a further reduction to $5,000,000 to occur February 28, 1999. The amended credit facility is further subdivided into four facilities: (i) a $30,000,000 revolving credit facility; (ii) a $10,000,000 multiple advance term loan facility; (iii) a $5,224,000 standby letter of credit; and (iv) a $5,000,000 operating line. These facilities are secured by specific assets and a floating charge over the Corporation's assets. The facilities bear interest at rates varying from bank prime to bank prime plus 0.25% and from LIBOR plus 1.25% to LIBOR plus 2.25%, depending upon the financial position of the Corporation. As at December 31, 1998, and December 31, 1997, there was $10,000,000 and $3,000,000, respectively, outstanding under the operating line and $6,945,000, and $8,056,000, respectively, outstanding under the multiple advance term loan facility.

    Advances under the revolving credit facility as at December 31, 1998, and 1997 were $30,000,000 and $10,000,000, respectively, and the standby letter of credit was issued to secure Pyron's Industrial Development Bonds (see (c) below). The operating line matures June 30, 1999 and is reviewed annually for renewal. The multiple advance term loan facility requires quarterly payments of $278,000 which commenced April 1, 1996 with the balance outstanding, if any, due January 1, 2000. Advances under the revolving credit facility are, if any, due January 1, 2000.

(b) The other term loan bears interest at 6.79%, requires annual payments of approximately $40,000 and will be retired in the year 2001.

(c) Pyron Corporation ("Pyron") entered into a lease agreement on November 29, 1989 with the Niagara County Industrial Development Agency (the "Agency") to partially finance the construction of a manufacturing facility, acquire and install equipment and machinery, and renovate the existing Pyron facility for the purpose of manufacturing atomized steel powders. The agreement authorized the Agency to issue and sell industrial development revenue bonds in the aggregate principal amount of $7,650,000 to provide the funds for the project.

    While the bonds are not the obligation of Pyron, the agreement requires Pyron to make quarterly rental payments equal to the debt service under the sinking fund requirements and interest on the outstanding principal to the Agency. The amount outstanding at December 31, 1998 and 1997 was $3,060,000 and $3,570,000, respectively. Pyron's annual obligation under the agreement is $510,000 until paid.

    The bonds bear interest at a variable rate not to exceed 15% per annum. The rate at December 31, 1998 was 4.02% and at December 31, 1997 was 4.15%. Pyron has the option to convert the bonds to a fixed interest rate at any time during the term. Under the lease agreement, Pyron may purchase the facility at any time during the term, which expires November 1, 2004, by paying the outstanding principal amount of the bonds plus $1.




                              Zemex Corporation 47

    The bonds are collateralized by a mortgage on the land, the new facility and the existing facility, which have an aggregate net book value of approximately $10,134,000 at December 31, 1998.

     A bank has provided Pyron with a letter of credit which is available to support Pyron's obligations under the lease agreement. If the bondholders tender their bonds for repayment, the letter of credit will be utilized to pay the bondholders. The letter of credit is collateralized under the credit facility in (a) above. The letter of credit expires on October 1, 1999.

(d) The Corporation has long term capital lease agreements at various rates and for various terms with maturities ranging from 1999 to 2002 for equipment used in its operations. The carrying value of the leased equipment as of December 31, 1998 was $875,000. The current obligation under the long term lease agreements is $359,000.

    Principal repayments on long term debt are as follows:

    1999                                                     $        2,132,000
    2000                                                             36,771,000
    2001                                                                855,000
    2002                                                                645,000
    2003                                                                573,000
    Thereafter                                                          510,000
                                                             ------------------
                                                             $       41,486,000
                                                             ==================

9. COMMON SHARES AND STOCK OPTIONS

    Shares Outstanding

    As at December 31, 1998, the Corporation's authorized capital stock was 25,000,000 par value one dollar per share, of which 20,000,000 were denominated common shares and 5,000,000 were denominated preferred shares. Pursuant to the reincorporation merger effective January 21, 1999, the authorized capital stock of the Corporation now consists of an unlimited number of first preference shares without par value and an unlimited number of common shares without par value. There were 8,707,796 common shares issued and outstanding as of December 31, 1998 and 8,463,491 common shares as of December 31, 1997.

    During 1998, 1997 and 1996, 131,000, 90,000 and 80,000 common shares, respectively, were purchased pursuant to the Corporation's employee stock purchase plan for an aggregate cost of $1,045,000, $729,000 and $672,000, respectively.

    As part of a stock repurchase program in 1998, the Corporation purchased 60,000 common shares on the open market for an aggregate cost of $499,000, 60,000 common shares in 1997 for an aggregate cost of $492,000, and 344,000 common shares in 1996 for an aggregate cost of $3,170,000.




                              Zemex Corporation 48

Dividends

On October 2, 1998, the Corporation declared a 2% stock dividend to shareholders of record on October 19, 1998, which was paid November 2, 1998. Retained earnings were charged $1,182,000 as a result of the issuance of 169,988 of the Corporation's common shares, and cash payments of $4,000 in lieu of fractional shares.

On November 21, 1997, the Corporation declared a 2% stock dividend to shareholders of record on December 1, 1997, which was paid December 15, 1997. Retained earnings were charged $1,598,000 as a result of the issuance of 165,537 of the Corporation's common shares, and cash payments of $5,000 in lieu of fractional shares.

On October 18, 1996, the Corporation declared a 2% stock dividend to shareholders of record on November 4, 1996, which was paid November 18, 1996. Retained earnings were charged $1,255,000 as the result of the issuance of 161,398 of the Corporation's common shares, and cash payments of $5,000 in lieu of fractional shares.

Stock Options

The Corporation provides stock option incentive plans and has, with shareholder approval, issued options to certain directors outside of the plans. The plans are intended to provide long term incentives and reward to executive officers, directors and other key employees contingent upon an increase in the market value of the Corporation's common shares. Options for 10% of the Corporation's outstanding common shares are issuable under the plans.

The following is a summary of option transactions under the Corporation's stock option plans:

                                                         1998            1997            1996
                                                  -----------      ----------      ----------


Options outstanding at beginning of year              942,750         845,550         852,550
Options granted during year                           357,000         198,000          61,000
Options exercised during the year                     (26,600)        (13,800)        (45,000)
Options cancelled during the year                     (25,500)        (87,000)        (23,000)
                                                  -----------      ----------      ----------
Options outstanding at end of year                  1,247,650         942,750         845,550
Options exercisable at end of year                    746,650         628,250         631,550
                                                  -----------      ----------      ----------
Price range of options granted during the year    $6.50-10.19      $7.00-8.63      $7.75-9.75
                                                  ===========      ==========      ==========

The options expire from 1999 to 2004.








                              Zemex Corporation  49

      Note Receivable from Shareholder

      The note receivable from shareholder of $1,749,000 represents amounts due from the Corporation's President and Chief Executive Officer pursuant to the Key Executive Common Stock Purchase Plan. The loan, which was used to acquire 357,000 shares of common stock of the Corporation, is non-interest bearing and secured by a pledge of most of the shares acquired. The terms were amended in 1998 and the loan is now due on the earlier of August 12, 1999 or 30 days after the termination of employment. Since the loan arose from the sale of treasury stock, it is classified as a reduction of shareholders' equity.

10.   REORGANIZATION CHARGES AND UNUSUAL ITEM

      Reorganization Charges

      During the first quarter of 1996, the Corporation recognized reorganization costs of $1,216,000 in connection with the reorganization of its industrial minerals division and the recognition of a provision for costs. A write-down to market of inventory held in Brazil in the amount of $536,000 was also recorded as a charge against cost of goods sold. The Brazilian enterprise was unsuccessful primarily due to rapidly deteriorating market prices which made market penetration extremely difficult.

      Unusual Item

      In December 1991, the Corporation closed its industrial minerals plant located in Connecticut. The assets of this operation were reclassified to assets held for resale and written down in 1991 by $430,000 to their estimated net realizable value. These assets were written down by a further $300,000 in 1993. In 1995, a portion of the property was sold for approximately net book value. In 1996, the purchaser defaulted on the payment obligations. Accordingly, the Corporation instituted legal action to repossess the property. A provision of $723,000 was recorded in 1996 to provide for reclamation costs, legal costs and to write-down the property to current market value.





















                              Zemex Corporation  50

11.   OPERATING LEASES AND OTHER COMMITMENTS

      Operating Leases

      The Corporation has a number of operating lease agreements primarily involving equipment, office space, warehouse facilities and rail sidings. The operating lease for equipment provides that the Corporation may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at the fair market value. An operating lease for office facilities contains escalation clauses for increases in operating costs and property taxes. The majority of the leases are cancellable and are renewable on a yearly basis. Future minimum rental payments required by operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of December 31, 1998 are as follows:

      Years                            Minimum Lease Payments
      -----                            ----------------------

      1999                                        $   770,000
      2000                                            709,000
      2001                                            631,000
      2002                                            524,000
      2003                                            432,000
      Thereafter                                    2,704,000
                                                  -----------
      Total minimum lease payments                $ 5,770,000
                                                  ===========

      Rent expense was $569,000, $492,000 and $668,000 in 1998, 1997 and 1996,
      respectively.


12.   FINANCIAL INSTRUMENTS

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











                              Zemex Corporation  51

13.   CHANGES IN NON-CASH WORKING CAPITAL

      The changes in non-cash working capital items are as follows:

                                                                   1998             1997             1996
                                                            -----------      -----------      -----------


      (Increase) in accounts receivable                     $  (476,000)     $(1,285,000)     $(1,838,000)
      (Increase) decrease in inventories                       (173,000)         576,000        2,005,000
      (Increase) decrease in prepaid expenses and other        (120,000)         602,000         (547,000)
      (Decrease) increase in accounts payable and
        accrued liabilities                                  (4,177,000)       2,882,000         (185,000)
      (Decrease) increase in accrued income taxes              (590,000)         934,000           32,000
                                                            -----------      -----------      -----------
                                                            $(5,536,000)     $ 3,709,000      $  (533,000)
                                                            ===========      ===========      ===========

14.   RELATED PARTY TRANSACTIONS

      As at December 31, 1998 and 1997, accounts receivable included amounts due from directors and one officer of $100,000 and $115,000, respectively. These amounts are non-interest bearing, with no fixed terms of repayment.

      During 1997, the Corporation agreed to guarantee a personal loan in the amount of $600,000 drawn down by the President and Chief Executive Officer. The proceeds of the loan were used to acquire common shares of the Corporation on the open market. The shares acquired are held by the Corporation as security for the guarantee.

      During 1998, the Corporation extended a short term loan to the President and Chief Executive Officer. The maximum amount outstanding was $200,000 and it bore interest at the Corporation's cost of borrowing. The loan was repaid in full by December 31, 1998.

      During 1998, a director became indebted to the Corporation in the amount of $124,000. At December 31, 1998, $116,000 remained outstanding. This obligation is collateralized and bears interest at the Corporation's cost of borrowing (7.4% at December 31, 1998).

















                              Zemex Corporation  52

15.   SEGMENT INFORMATION

      The Corporation has three principal lines of business and is organized into three operating units based on its product lines: (i) industrial minerals, (ii) metal powders and (iii) aluminum recycling. Industrial mineral products include feldspar, kaolin, mica, talc, baryte, feldspathic sand and industrial sand. These products are marketed principally to the automotive, housing, and ceramics industries in North America. They are produced from mines and processing plants located near Edgar, Florida; Monticello, Georgia; Murphy, North Carolina; Spruce Pine, North Carolina; Natural Bridge, New York; Van Horn, Texas; Benwood, West Virginia; Boucherville, Quebec; and Suzor Township, Quebec. Metal powders are processed in Niagara Falls, New York; St. Marys, Pennsylvania; and Greenback and Maryville, Tennessee. The Corporation's ferrous and non-ferrous metal powders are marketed primarily in North America to manufacturers of powder metallurgy parts used in the automotive and transportation industries. Aluminum dross is recycled at plants in Cleveland, Ohio and Wabash, Indiana and ceramic fibre products are fabricated at a plant in Macedonia, Ohio. Corporate assets principally include cash, term deposits and furniture and fixtures.

      The accounting policies of the segments are the same as those described in note 1.

      Information pertaining to sales and earnings from operations and assets by business segment appears below:

                                                            Industrial              Metal           Aluminum
Year Ended December 31, 1998           Consolidated           Minerals            Powders          Recycling          Corporate
                                      -------------      -------------      -------------      -------------        -----------


Net sales                             $ 103,894,000      $  44,835,000      $  35,556,000      $  23,503,000        $        --
Depreciation, depletion and
  amortization                            6,561,000          3,536,000          1,208,000          1,384,000            433,000
Operating income (loss)                  10,192,000          5,840,000          3,990,000          2,881,000         (2,519,000)
Interest income                             255,000               --               53,000             49,000            153,000
Interest (expense)                       (2,588,000)           (60,000)          (204,000)           (34,000)        (2,290,000)
Income (loss) before income taxes
  and non-controlling interest            7,037,000          5,674,000          3,857,000          2,933,000         (5,427,000)
Provision for income taxes                1,713,000            556,000               --                 --            1,157,000
Non-controlling interest in
  loss of subsidiary                        (41,000)           (41,000)              --                 --                 --
Net income (loss)                         5,365,000          5,159,000          3,857,000          2,933,000         (6,584,000)
                                      -------------      -------------      -------------      -------------        -----------




                              Zemex Corporation  53

                                                    Industrial             Metal          Aluminum
Year Ended December 31, 1997    Consolidated          Minerals           Powders         Recycling         Corporate
----------------------------    ------------      ------------      ------------      ------------      ------------

Net sales                       $ 97,226,000      $ 43,396,000      $ 33,930,000      $ 19,900,000      $       --
Depreciation, depletion and
amortization                       5,871,000         3,228,000         1,107,000         1,134,000           402,000
Operating income (loss)            8,371,000         6,497,000         2,376,000         1,925,000        (2,427,000)
Interest income                      150,000              --              50,000            73,000            27,000
Interest (expense)                (2,094,000)           (9,000)         (245,000)          (84,000)       (1,756,000)
Income before income taxes         8,062,000         6,659,000         2,200,000         3,726,000        (4,523,000)
Provision for income taxes         2,269,000           350,000              --                --           1,919,000
Net income (loss)                  5,793,000         6,309,000         2,200,000         3,726,000        (6,442,000)
                                ------------      ------------      ------------      ------------      ------------



                                                    Industrial             Metal          Aluminum
Year Ended December 31, 1996    Consolidated          Minerals           Powders         Recycling         Corporate
----------------------------    ------------      ------------      ------------      ------------      ------------


Net sales                       $ 86,420,000      $ 40,469,000      $ 31,725,000      $ 14,226,000      $       --
Depreciation, depletion and
amortization                       4,694,000         2,352,000         1,032,000           915,000           395,000
Operating income (loss)            3,066,000         2,764,000         2,377,000           213,000        (2,288,000)
Interest income                       93,000              --              32,000              --              61,000
Interest (expense)                (1,041,000)          (89,000)         (176,000)         (263,000)         (513,000)
Income before income taxes         1,663,000         1,843,000         2,288,000             6,000        (2,474,000)
(Recovery of) provision for
income taxes                        (949,000)           75,000              --                --          (1,024,000)
Net income (loss)                  2,612,000         1,768,000         2,288,000             6,000        (1,450,000)
                                ------------      ------------      ------------      ------------      ------------




                                                    Industrial             Metal          Aluminum
December 31, 1998               Consolidated          Minerals           Powders         Recycling         Corporate
-----------------               ------------      ------------      ------------      ------------      ------------

Total assets                    $148,866,000      $ 74,104,000      $ 24,969,000      $ 33,464,000      $ 16,329,000
Total current liabilities         23,533,000         5,029,000         3,210,000         3,777,000        11,517,000
Total long term liabilities       40,360,000         1,035,000         2,603,000           678,000        36,044,000
Total shareholders' equity        81,898,000              --                --                --          81,898,000
                                ------------      ------------      ------------      ------------      ------------




                              Zemex Corporation  54

                                                   Industrial            Metal         Aluminum
December 31, 1997               Consolidated         Minerals          Powders        Recycling        Corporate
-----------------               ------------     ------------     ------------     ------------     ------------


Total assets                    $118,774,000     $ 65,750,000     $ 24,547,000     $ 17,853,000     $ 10,624,000
Total current liabilities         19,210,000        5,437,000        4,317,000        4,047,000        5,409,000
Total long term liabilities       23,029,000        3,065,000        3,107,000          279,000       16,578,000
Total shareholders' equity        76,535,000             --               --               --         76,535,000
                                ------------     ------------     ------------     ------------     ------------




                                                   Industrial            Metal         Aluminum
December 31, 1996               Consolidated         Minerals          Powders        Recycling        Corporate
-----------------               ------------     ------------     ------------     ------------     ------------

Total assets                    $109,376,000     $ 60,914,000     $ 24,152,000     $ 12,993,000     $ 11,317,000
Total current liabilities         19,166,000        4,752,000        3,494,000        3,783,000        7,137,000
Total long term liabilities       19,213,000        2,706,000        3,706,000          898,000       11,903,000
Total shareholders' equity        70,997,000             --               --               --         70,997,000
                                ------------     ------------     ------------     ------------     ------------




                                                  Industrial           Metal           Aluminum
                                Consolidated        Minerals         Powders          Recycling        Corporate
                                ------------     -----------     -----------        -----------     -----------

1998

Capital expenditures             $20,728,000     $ 8,283,000     $ 2,113,000       $10,124,000      $   208,000
Goodwill acquired                  6,495,000       2,934,000            --           3,561,000            --
                                  -----------     -----------     -----------      -----------      -----------

1997

Capital expenditures             $16,584,000     $ 9,945,000     $ 1,319,000       $ 5,314,000      $     6,000
Goodwill acquired                       --              --              --                --              --
                                  -----------     -----------     -----------      -----------      -----------




                                              Canada                                         U.S.
                         -------------------------------------------     -------------------------------------------
                                1998            1997            1996            1998            1997            1996
                         -----------     -----------     -----------     -----------     -----------     -----------

Capital expenditures     $   605,000     $   734,000     $   816,000     $20,123,000     $15,850,000     $15,610,000
Goodwill acquired                 --              --              --       6,495,000              --              --
                         -----------     -----------     -----------     -----------     -----------     -----------

The Corporation determines its geographic allocation based upon the location of its sales offices which are all domiciled in the United States.













                              Zemex Corporation  55

16. CONTINGENCIES

    The Corporation is involved in various legal actions in the normal course of business. In the opinion of management, the aggregate amount of any potential liability, for which provision has not already been made, is not expected to have a material adverse effect on the Corporation's financial position or its results.

    Uncertainty Due to the Year 2000 Issue

    The year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


17. DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The differences between Canadian and U.S. GAAP do not have a material effect on the Corporation's reported financial position or net income except as follows:

    a.  Income Statements

    For the purposes of calculating fully diluted earnings per share, U.S. GAAP requires the application of the treasury stock method.

    Fully diluted earnings per share            1998         1997         1996
                                             -------      -------      -------


    Canadian GAAP, as reported               $  0.60      $  0.65      $  0.30
    U.S. GAAP                                   0.63         0.69         0.31
                                             =======      =======      =======


                              Zemex Corporation 56

b.  Balance Sheets

    The following summarizes the balance sheet amounts in accordance with U.S. GAAP where different from the amounts reported under Canadian GAAP.

    For purposes of reporting in accordance with U.S. GAAP, certain equity securities that are not held principally for the purpose of sale in the near term are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. For Canadian GAAP purposes, such securities are to be reported at cost, unless there is deemed to have been a permanent impairment in their value.

                                                                       1998                          1997
                                                         Canadian GAAP        U.S. GAAP
                                                         -------------      -----------     -------------
    Other assets                                           $21,374,000      $20,440,000     No difference
    Unrealized loss on available-for-sale securities                --         (934,000)               --
                                                         -------------      -----------     -------------

c.  Statements of Comprehensive Income

    U.S. GAAP requires a statement of comprehensive income as follows:

                                                                     1998              1997                 1996
                                                             ------------       -----------        -------------


    Net income                                               $  5,365,000       $ 5,793,000        $   2,612,000
    Change in foreign currency translation adjustment,
      net of tax (1998, $217,000; 1997, $154,000;
      1996, ($16,000))                                           (365,000)         (259,000)              27,000
    Change in unrealized holding losses on
      available-for-sale securities                              (934,000)               --                   --
                                                             ------------       -----------        -------------
Comprehensive income                                         $  4,066,000       $ 5,534,000        $   2,639,000
                                                             ============       ===========        =============


                              Zemex Corporation 57

d.  Pension Plans

    Under U.S. GAAP, the Corporation must adopt SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The following data is based upon reports from independent consulting actuaries as at December 31:

    Change in benefit obligation                                                           1998                  1997
                                                                                   ------------          ------------
    Benefit obligation, beginning of year                                          $ 15,126,000          $ 15,925,000
    Service cost                                                                        532,000               466,000
    Interest cost                                                                     1,015,000               978,000
    Plan amendments                                                                     146,000                    --
    Actuarial loss (gain)                                                               778,000            (1,605,000)
    Benefits paid                                                                      (721,000)             (638,000)
                                                                                   ------------          ------------
    Benefit obligation, end of year                                                $ 16,876,000          $ 15,126,000
                                                                                   ============          ============


    Change in fair value of plan assets                                                    1998                  1997
                                                                                   ------------          ------------
    Fair value, beginning of year                                                  $ 17,177,000          $ 16,432,000
    Actual return on plan assets                                                        916,000             1,383,000
    Employer contribution                                                               219,000                    --
    Benefits paid                                                                      (721,000)             (638,000)
                                                                                   ------------          ------------
    Fair value, end of year                                                        $ 17,591,000          $ 17,177,000
                                                                                   ============          ============

    Net periodic pension expense (income) included the following components:

                                                                                1998             1997             1996
                                                                        ------------     ------------     ------------
    Current service costs                                               $    532,000     $    466,000     $    528,000
    Interest cost on projected benefit obligations                         1,015,000          978,000        1,028,000
    Expected return on assets                                             (1,175,000)      (1,236,000)      (1,309,000)
    Net amortization                                                         (93,000)         (98,000)        (103,000)
                                                                        ------------     ------------     ------------
    Net pension expense                                                 $    279,000     $    110,000     $    144,000
                                                                        ============     ============     ============



                              Zemex Corporation 58

     Assumptions:

                                                                             1998              1997             1996
                                                                             ----              ----             ----
                                                                                %                 %                %
    Weighted average discount rate                                            6.5               7.0              7.0
    Expected long term rate of return                                        8.75              8.75             8.75
    Increase in level of compensation                                         4.0               4.0              4.0
    Weighted average health care cost trend rate                              8.5               9.0              9.5
    Weighted average ultimate health care cost trend rate                     5.0               5.0              5.0
                                                                             ----              ----             ----
    Year in which ultimate health care cost trend rate
      will be achieved                                                       2005              2005             2005
                                                                             ----              ----             ----

    The status of the plans and the amounts recognized in the consolidated balance sheets of the Corporation for its pension plans as of December 31, 1998 and 1997 are tabulated below:

                                                                                           1998                  1997
                                                                                  -------------         -------------
    Projected benefit obligation                                                  $ (16,876,000)        $ (15,126,000)
    Plan assets at fair value                                                        17,591,000            17,147,000
                                                                                  -------------         -------------
    Plan assets in excess of projected benefit obligation                               715,000             2,021,000
    Unrecognized net loss (gain)                                                        331,000              (662,000)
    Prior service cost not yet recognized in net periodic pension expense               297,000               196,000
    Unrecognized net assets at year end                                                 (25,000)             (177,000)
                                                                                  -------------         -------------
    Prepaid pension cost included in consolidated balance sheets                  $   1,318,000         $   1,378,000
                                                                                  =============         =============

    Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                                             1% Increase              1% Decrease
                                                                             -----------              -----------
Effect on accumulated postretirement benefit obligation                      $    42,271              $   (38,272)
Effect on aggregate of the service and interest
  cost-components of net postretirement benefit cost                               4,176                   (3,699)
                                                                             ===========              ===========


                              Zemex Corporation 59

 e. Stock Based Compensation

    The Corporation does not recognize compensation expense for its stock-based compensation plans. Had compensation expense for the stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", the Corporation's net income and earnings per share would have been reduced by approximately $1,267,000 or $0.15 per share in 1998, $589,000 or $0.07 per share in 1997, $227,000 or
    $0.03 per share in 1996. The fair value of the options granted during 1998, 1997, and 1996 is estimated to be $1,267,000, $589,000 and $227,000, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996: dividend yield of 0 percent; expected volatility of 32%, 32% and 38%, respectively; risk-free interest rates varying from 4.3% to 6.7%; and an expected life of 5 years.

f.  Recent Accounting Pronouncements

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reports on the Costs of Start-up Activities", which is effective for periods beginning after December 15, 1998. This Statement requires costs of start-up activities and organization costs to be expensed as incurred. Initial application of this Statement will, for U.S. GAAP purposes, be reported as the cumulative effect of a change in accounting principle, without retroactive application. In 1999, the Corporation will adopt this treatment when reporting under U.S. GAAP and, as a result, all of the Corporation's pre-production and set-up costs will be removed from property, plant and equipment in effecting this change in accounting principle. These costs were $2,303,000 and $1,105,000 at December 31, 1998 and December 31, 1997, respectively.

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), which established accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contract. Management has not yet evaluated the effects of this statement on its results of operations. As required, the Corporation will adopt SFAS No. 133 in the first quarter of 2000.



                              Zemex Corporation 60

                           FINANCIAL DATA (UNAUDITED)
   The following is a summary of certain unaudited quarterly financial data.

                                                                                                 1998                  1997
                                                                                      ---------------         -------------

Net Sales
  First quarter                                                                       $    26,446,000         $  23,700,000
  Second quarter                                                                           25,933,000            25,199,000
  Third quarter                                                                            25,677,000            24,773,000
  Fourth quarter                                                                           25,838,000            23,554,000
                                                                                      ---------------         -------------
                                                                                      $   103,894,000         $  97,226,000
                                                                                      ===============         =============
Operating Income
  First quarter                                                                       $     2,373,000         $   1,766,000
  Second quarter                                                                            2,418,000             2,255,000
  Third quarter                                                                             3,104,000             2,372,000
  Fourth quarter                                                                            2,297,000             1,978,000
                                                                                      ---------------         -------------
                                                                                      $    10,192,000         $   8,371,000
                                                                                      ===============         =============
Net Income
  First quarter                                                                       $     1,228,000         $     862,000
  Second quarter                                                                            1,274,000             1,064,000
  Third quarter                                                                             1,358,000             2,095,000
  Fourth quarter                                                                            1,505,000             1,772,000
                                                                                      ---------------         -------------
                                                                                       $    5,365,000         $   5,793,000
                                                                                      ===============         =============
Net Income Per Share - Basic
  First quarter                                                                        $         0.15         $        0.10
  Second quarter                                                                                 0.15                  0.13
  Third quarter                                                                                  0.16                  0.25
  Fourth quarter                                                                                 0.18                  0.22
                                                                                      ===============         =============


                              Zemex Corporation 61

                             SELECTED FINANCIAL DATA

                                                        1998            1997             1996            1995             1994
                                                ------------    ------------     ------------    ------------     ------------
SUMMARY OF OPERATIONS

Net sales                                       $103,894,000    $ 97,226,000     $ 86,420,000     $85,056,000     $55,306,000
Reorganization charges                                    --              --        1,216,000              --              --
Operating income                                  10,192,000       8,371,000        3,066,000       8,342,000       5,841,000
Other, net (expense) income                         (822,000)      1,635,000         (455,000)         80,000         163,000
Net income                                         5,365,000       5,793,000        2,612,000       8,418,000       6,250,000
                                                ------------    ------------     ------------     -----------     -----------
FINANCIAL POSITION

Working capital                                 $ 14,810,000    $ 18,975,000     $ 18,688,000     $19,709,000     $26,046,000
Total assets                                     148,866,000     118,774,000      109,376,000      96,681,000      70,864,000
Long term debt (non-current portion)              39,354,000      20,527,000       17,797,000       7,485,000       5,461,000
                                                ------------    ------------     ------------     -----------     -----------
COMMON SHARES

Weighted average common shares
  outstanding                                      8,286,178       8,267,630        8,272,904       8,342,276       5,813,473
Actual common shares issued and
  outstanding at year end                          8,707,796       8,463,491        8,269,099       8,355,722       7,168,153
                                                ------------    ------------     ------------    ------------     -----------
PER COMMON SHARE

Basic earnings per share                        $       0.65      $     0.70      $     0.32        $   1.01        $    1.08
Fully diluted earnings per share                        0.60            0.65            0.30            0.92             0.91
                                                ------------     -----------      -----------     -----------     -----------
COMMON SHARE PRICES

High                                            $      10.44      $    10.94      $    10.00        $  10.88         $  12.25
Low                                                     6.00            6.75            6.88            8.25             6.13
Year end                                                6.25            8.75            7.00           10.00             8.63
                                                ============      ==========     ===========      ==========      ===========


                              Zemex Corporation 62